UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date: September 30, 2008

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2008	12.31.2008	3	07.01.2008	09.30.2008	2	04.01.2008	06.30.2008
09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça					12 - CPF (INDIVIDUAL TAX ID) 012.163.378-02

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 09.30.2008	2 –Previous Quarter 06.30.2008	3 – Same Quarter of Last Year 09.30.2007
Paid-in Capital
1 – Common	479,910,938	479,910,938	479,756,730
2 – Preferred	0	0	0
3 – Total	479,910,938	479,910,938	479,756,730
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120– Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	08.11.2008	Dividend	09.30.2008	ON	1.2535168090

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 11/05/2008	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2008	4 – 06/30/2008
1	Total assets	5,824,335	6,113,361
1.01	Current assets	262,497	850,782
1.01.01	Cash and banks	5,723	7,626
1.01.02	Credits	251,761	838,570
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	251,761	838,570
1.01.02.02.01	Dividends and interest on shareholder’s equity	163,203	742,483
1.01.02.02.02	Financial investments	38,250	36,316
1.01.02.02.03	Recoverable taxes	40,571	49,799
1.01.02.02.04	Deferred taxes	9,410	9,645
1.01.02.02.05	Prepaid expenses	327	327
1.01.03	Material and supplies	0	0
1.01.04	Other	5,013	4,586
1.02	Noncurrent assets	5,561,838	5,262,579
1.02.01	Long-term assets	580,659	582,728
1.02.01.01	Other receivables	171,341	173,411
1.02.01.01.01	Financial investments	91,152	94,796
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	75,793	74,137
1.02.01.01.04	Prepaid expenses	1,609	1,691
1.02.01.02	Related parties	409,310	409,310
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	409,310	409,310
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	8	7
1.02.01.03.01	Escrow deposits	8	7
1.02.02	Permanent assets	4,981,179	4,679,851
1.02.02.01	Investments	4,980,770	4,670,740
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,422,954	3,080,625
1.02.02.01.04	Permanent equity interests - goodwill	1,557,816	1,590,115
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property, plant and equipment	409	424
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	0	8,687

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2008	4 – 06/30/2008
2	Total liabilities and shareholders’ equity	5,824,335	6,113,361
2.01	Current liabilities	24,648	653,675
2.01.01	Loans and financing	0	0
2.01.01.01	Loans and financing	0	0
2.01.01.02	Interest on loans and financing	0	0
2.01.02	Debentures	4,432	16,678
2.01.02.01	Interest on debentures	4,432	16,678
2.01.03	Suppliers	1,697	4,242
2.01.04	Taxes and social contributions payable	65	14,992
2.01.05	Dividends and interest on equity	16,970	616,018
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	1,484	1,745
2.01.08.01	Accrued liabilities	177	125
2.01.08.02	Derivative contracts	35	44
2.01.08.03	Other	1,272	1,576
2.02	Non-current liabilities	506,262	504,852
2.02.01	Long-term liabilities	506,262	504,852
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	56,238	54,852
2.02.01.03.01	Reserve for contingencies	56,238	54,852
2.02.01.04	Related parties	0	0
2.02.01.05	Advances for future capital increase	0	0
2.02.01.06	Other	24	0
2.02.02	Deferred income	0	0
2.04	Shareholders’ equity	5,293,425	4,954,834
2.04.01	Capital	4,741,175	4,741,175
2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	213,643	213,643
2.04.04.01	Legal reserves	213,643	213,643
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserve	0	0
2.04.05	Retained earnings	338,591	0
2.04.06	Advance for future capital increase	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 – 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	341,275	1,062,472	423,675	1,345,673
3.06.01	Sales and marketing	0	0	0	0
3.06.02	General and administrative	(3,439)	(13,405)	(3,007)	(13,014)
3.06.03	Financial	(37,611)	(28,794)	(37,637)	(41,475)
3.06.03.01	Financial income	11,847	125,418	10,469	90,407
3.06.03.01.01	Interest on shareholders' equity	0	98,340	0	70,464
3.06.03.01.02	Other financial income	11,847	27,078	10,469	19,943
3.06.03.02	Financial expenses	(49,458)	(154,212)	(48,106)	(131,882)
3.06.03.02.01	Goodwill amortization	(32,299)	(96,903)	(28,476)	(78,864)
3.06.03.02.02	Other financial expenses	(17,159)	(57,309)	(19,630)	(53,018)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 – 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.06.06	Equity in subsidiaries	382,325	1,104,671	464,319	1,400,162
3.06.06.01	Companhia Paulista de Força e Luz	147,320	447,291	199,985	606,833
3.06.06.02	Companhia Piratininga de Força e Luz	60,074	154,057	94,876	259,363
3.06.06.03	Rio Grande Energia S.A.	36,992	139,517	44,215	44,215
3.06.06.04	CPFL Geração de Energia S.A.	55,598	171,091	52,202	210,770
3.06.06.05	CPFL Comercialização Brasil S.A.	64,978	137,963	59,177	187,827
3.06.06.06	Nova 4 Participações Ltda	0	0	3,410	2,938
3.06.06.07	Perácio Participações S.A.	9,793	30,554	10,454	8,905
3.06.06.08	CPFL Comercialização Cone Sul S.A.	0	0	0	2,024
3.06.06.09	Companhia Luz e Força Santa Cruz	7,598	24,226	0	0
3.06.06.10	CPFL Serra	0	0	0	77,287
3.06.06.11	CPFL Atende	(28)	(28)	0	0
3.07	Income (loss) from operations	341,275	1,062,472	423,675	1,345,673
3.08	Nonoperating income/expense	(8,687)	(9,785)	109	3,309
3.08.01	Income	0	0	109	3,309
3.08.02	Expenses	(8,687)	(9,785)	0	0
3.09	Income before taxes on income and minority interest	332,588	1,052,687	423,784	1,348,982
3.10	Income tax and social contribution	4,581	(10,238)	3,138	(6,760)
3.10.01	Social contribution	1,590	(1,223)	1,158	(493)
3.10.02	Income tax	2,991	(9,015)	1,980	(6,267)
3.11	Deferred tax	1,422	(3,941)	1,517	(944)
3.11.01	Deferred social contribution	448	(1,220)	495	(256)
3.11.02	Deferred income tax	974	(2,721)	1,022	(688)

3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholder’s equity	0	(98,340)	0	(70,464)
3.15	Net income for the period	338,591	940,168	428,439	1,270,814
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,910,938	479,910,938	479,756,730	479,756,730
	INCOME PER SHARE	0.70553	1.95905	0.89303	2.64887
	LOSS PER SHARE

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

		September 30, 2008		June 30, 2008

Subsidiary	Consolidation	Equity Interest - %		Equity Interest - %

	Method	Direct	Indirect	Direct	Indirect

Energy Distribution
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	100.00	-
Rio Grande Energia S.A. ("RGE")	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Full	99.99	-	99.99	-
Companhia Paulista de Energia Elétrica ("CPFL Leste
Paulista")	Full	-	96.56	-	96.56
Companhia Jaguari de Energia ("CPFL Jaguari")	Full	-	90.15	-	90.15
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Full	-	87.80	-	87.80
Companhia Luz e Força de Mococa ("CPFL Mococa")	Full	-	89.75	-	89.75

Energy Generation
CPFL Geração de Energia S.A.("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais
Elétricas")	Full	-	100.00	-	100.00
CPFL Bioenergia S.A. ("CPFL Bioenergia")	Full	-	100.00	-	-
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Full	-	54.03	-	54.03
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A.("ENERCAN")	Proportionate	-	48.72	-	48.72
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	51.00	-	51.00

Energy Commercialization
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Full	-	100.00	-	100.00
Clion Assessoria e Comercialização de Energia Elétrica
Ltda. ("CPFL Meridional")	Full	-	100.00	-	100.00
CPFL Planalto Ltda. ("CPFL Planalto")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("Sul Geradora")	Full	-	99.95	-	99.95

Services
CPFL Serviços, Equipamentos, Industria e Comércio S.A.
("CPFL Serviços")	Full	-	89.81	-	89.81

CPFL Atende Centro de Contratos e Atendimento Ltda. ("CPFL Atende")	Full	100.00	-	-	-
Holdings
Perácio Participações S.A.("Perácio")	Full	100.00	-	100.00	-
Chumpitaz Participações S.A.("Chumpitaz")	Full	100.00	-	100.00	-
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Full	-	100.00	-	100.00
Companhia Jaguari Geração de Energia ("Jaguari Geração")	Full	-	90.15	-	90.15

The following changes occurred in the Company's interests in the quarter:

CPFL Bionergia S.A.
The principal objective of CPFL Bionergia S.A. (“CPFL Bionergia”), previously Makelele Participações S.A. (“Makelele”), a private corporation and a fully-controlled subsidiary of CPFL Geração, is the thermal and steam generation of electric energy, using co-generation plants powered by sugarcane waste and straw.

On August 18, 2008, CPFL Bioenergia signed a partnership agreement with Baldin Bioenergia for the construction of a 45 MW Thermo-Electric plant powered by sugarcane waste in Pirassununga, in the State of São Paulo. It is planned to invest around R$ 100 million in the project and it is scheduled to start operating in April 2010.

CPFL Atende Centro de Contatos e Atendimento Ltda
A fully-controlled subsidiary of the Company, CPFL Atende Centro de Contatos e Atendimento Ltda (“CPFL Atende”), is a Brazilian limited liability company and its objective is to provide call center services in general, especially consumer services, receiving and answering calls from customers, using operators and electronic answering - ARU. The initial objective is to provide services to group companies, and subsequently to other companies.

(2)	PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The parent company’s and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted in preparing the prior year’s financial statements and interim financial statements as of March 31, 2008 and June 30, 2008 and should be analyzed together with those statements.

These interim financial statements were prepared in accordance with (i) generally accepted accounting principles in Brazil, (ii) the Accounting Manual of the Public Electric Energy Service and standards defined by ANEEL, and (iii) the complementary instructions of the Brazilian Securities Commission (“CVM”), including the CVM Instruction 469/08, which provides guidance for compliance with Law 11.638/07, as mentioned in Note 29.

The Cash Flow and Added Value Statements for the nine months ended September 30, 2008 and 2007 are presented as additional information for the market (appendices I and II, respectively).

The Cash Flow Statements are presented in accordance with the criteria established by “FAS 95 – Statement of Cash Flows”, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission (“SEC”).

Consolidation Principles

The consolidated interim financial statements include the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, RGE, CPFL Geração, CPFL Brasil, Chumpitaz, Perácio and CPFL Atende (as from September 2008). The asset, liability, income and expense balances have been fully consolidated. Prior to consolidation in the Company's financial statements, the financial statements of CPFL Geração, CPFL Brasil and Perácio are consolidated with those of their fully (majority) controlled or proportionally (jointly) controlled subsidiaries, according to the rules defined in CVM Instruction No. 247/96.

In compliance with the above conditions, the portion relating to the non-controlling shareholders is stated separately in liabilities and income statements for the presented period in question.

All significant intercompany balances and transactions have been eliminated.

The accounting policies of the parent company’s subsidiaries are consistent with those of the parent company. The main difference in accounting policies relates to the revaluation of property, plant and equipment recorded by the subsidiary RGE, which is eliminated in the shareholders’ equity base for calculation of equity interest and, consequently, in consolidation.

(3)	REGULATORY ASSETS AND LIABILITIES

	Consolidated

	Current		Noncurrent

	September	June 30,	September	June 30,
	30, 2008	2008	30, 2008	2008

Assets

Consumers, Concessionaires and Licensees (note 5)
Extraordinary tariff adjustment (a)	1,277	2,175	-	-
Free energy (a)	756	1,045	170	134
Discounts on TUSD and irrigation (b.3)	58,207	68,530	2,278	5,198
Other financial components	2,848	3,160	862	95

	63,088	74,910	3,310	5,427

Deferred Costs Variations
Parcel "A" (a)	270,532	254,483	25,507	96,574
CVA (c)	329,753	246,825	136,639	180,529

	600,285	501,308	162,146	277,103

Prepaid Expenses (note 9)
Other financial components	8,143	10,124	-	42
Increase in PIS and COFINS (b.3)	258	258	-	-
Overcontracting of electric energy (b.3)	27,152	784	79,048	2,073
Discounts on TUSD Generation (b.3)	6,423	9,343	-	-
Low income consumers' subsidy - Losses (d)	62,811	52,712	894	-

	104,787	73,221	79,942	2,115
Liabilities

Suppliers (note 17)
Free energy (a)	(29,439)	(29,651)	-	-

Deferred Gains Variations
Parcel "A" (a)	(18,202)	(17,740)	(703)	(2,878)
CVA (c)	(233,816)	(213,287)	(74,792)	(108,467)

	(252,018)	(231,027)	(75,495)	(111,345)
Other Accounts Payable (note 22)
Other financial components	(15,769)	(17,198)	-	(54)
Increase in PIS and COFINS (b.3)	(123,398)	(121,559)	-	-
Refund to consumer – TUSD and Irrigation (b.3)	(347)	(1,950)	(443)	(727)
Overcontracting of electric energy (b.3)	(25,013)	(32,681)	(34,680)	(22,472)
Low income consumers' subsidy - Gains (d)	(11,494)	(10,360)	(199)	-

	(176,021)	(183,748)	(35,322)	(23,253)

Total , net	310,682	205,013	134,581	150,047

a) Rationing

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector". The agreement introduced an Extraordinary Tariff Increase of 2.9% on electric power supply to residential consumers (except those regarded as "low income consumers") and for rural and public lighting, and 7.9% for all other consumers, as a mechanism to reimburse the electricity sector for the losses incurred as a result of this program.

The changes in RTE, Free Energy and Parcel “A”, net of the provision for losses, during the quarter ended in September 30, 2008 are shown below:

	Consolidated

		Free Energy

	RTE	Asset	Liability	Parcel "A" Net

Balances as of June 30, 2008	2,175	1,179	(29,651)	330,439
Remuneration	149	128	(128)	9,968
Provision for losses	(167)	(16)	107	-
Amortization	(880)	(365)	233	(63,273)

Balances as of September 30, 2008	1,277	926	(29,439)	277,134

• Extraordinary Tariff Adjustment (RTE) – Corresponds to the loss of revenue determined by comparison of the sales revenues from energy effectively recorded in the rationing period, and projected revenue for this period, without taking into account the effects of the Energy Rationing Program.

As the deadline for recovery of the RTE has passed for the other distributors, the RTE balance refers to the indirect subsidiary CPFL Sul Paulista, which established a provision for losses of R$ 2,456, based on revenue projections, taking into consideration market growth and estimates of inflation, interest and regulatory aspects. ANEEL set a deadline of January 2009 for recovery of the RTE by CPFL Sul Paulista.

The distributors CPFL Paulista and CPFL Piratininga recorded losses of R$ 152,090 in prior years, due to the deadline for recovery of the full amount of the RTE having passed.

• Electric energy from Independent Suppliers (“Free Energy”) – Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and self-producers of energy.

The distribution utilities collected payment from consumers by means of the extraordinary tariff adjustment and passed it on to the generators, in accordance with the percentage established for each concessionaire, recording an asset and a liability. These amounts are monetarily restated in accordance with ANEEL instructions.

In the case of the subsidiary RGE, the Free Energy regulatory asset derives from the fact that the distributor assigned its quota of Itaipu to the rationing program.

As of September 30, 2008, the subsidiaries RGE and CPFL Geração have a reserve for losses on realization of Free Energy amounting to a total of R$ 893. The subsidiary CPFL Geração also recorded a loss of R$ 5,420 in relation to funds to be passed on by distributors, in cases where the deadlines for receipt have passed. On account of passing on RTE, the subsidiary CPFL Sul Paulista recorded a reserve of R$ 2,024 for losses on realization of Free Energy (recorded against liabilities).

• Parcel “A” – Refers to the variation in the non-manageable costs corresponding to Parcel "A" of the concession contracts, between January 1 and October 25, 2001. These amounts are restated in accordance with variation in the SELIC rate.

The subsidiaries CPFL Piratininga and CPFL Paulista started to offset Parcel “A” as from February 2007 and January 2008, respectively, using a mechanism similar to that used for the RTE. For the subsidiary CPFL Sul Paulista, amortization of parcel “A” will start from February 2009, over the period required to reach the amount recorded. In the case of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, Parcel “A” was amortized in November 2007, September 2005, March 2007 and August 2005, respectively.

Amortization of Parcel “A” in the quarter for CPFL Paulista and CPFL Piratininga:

Consolidated

September
30, 2008

Energy purchased	45,605
System service charge	5,428
Fuel Consumption Account - CCC	14,180
Global Reverse Fund - RGR	(1,636)
Inspection fee	(304)

Total	63,273

CPFL Piratininga completed amortization of Parcel A in May 2008.

b) Review and Adjustment Tariff
b.1) 1st Tariff review cycle (2003/2004)

a) CPFL Paulista – Depreciation Difference

In 2007, by Ratification Resolution nº 443, ANEEL amended the final result of the first periodic tariff review of the subsidiary CPFL Paulista, approved in April 2005, adjusting the energy supply tariffs by 20.66%, due to a review of the calculation of the average depreciation percentage used in the 2003 tariff review. The difference in income resulting from the change in the tariff adjustment from 20.29% to 20.66%, and of the Xe component of the X Factor from 1.1352% to 1.2530%, corresponds to a financial adjustment of R$ 44,868, including PIS and COFINS, which was offset in the 2007 tariff adjustment.

b) CPFL Piratininga – Remuneration Base

In 2006, by Ratification Resolution nº 385, and in answer to the application filed by Bandeirante Energia S.A. (“Bandeirante”) for reconsideration of the tariff review, ANEEL amended the amounts of the remuneration base for the subsidiary CPFL Piratininga.

In accordance with this amendment, ANEEL established that the electric energy supply tariffs should be reset at 10.14% . Accordingly, in line with the new provisional percentage established by ANEEL, the subsidiary CPFL Piratininga recorded a regulatory asset of R$ 26,970 in 2006, in the “Consumers, Concessionaires and Licensees” account, including PIS and COFINS, which was amortized by October 2007.

ANEEL Resolution nº 336, of 2001, concerning approval of the request for spin-off of Bandeirante and the partial transfer of its concession area to the subsidiary CPFL Piratininga, established that, in the first periodic tariff review, the lower of the rates used for the two concessionaires would apply. As the rate for Bandeirante was 10.14%, against 11.52% for CPFL Piratininga, the rate of 10.14% prevails.

ANEEL Order nº 3209, of October 22, 2007, ratified the result of the subsidiary CPFL Piratininga’s first tariff review, making it final.

c) CPFL Santa Cruz, CPFL Mococa and CPFL Leste Paulista – Remuneration Base

In 2005, ANEEL finally approved the results of the first periodic tariff review of February 2004 for the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa. The differences between the provisional and the final percentages for subsidiaries CPFL Santa Cruz, CPFL Leste Paulista and CPFL Mococa were recovered by January 2008.

b.2) 2nd tariff review cycle (2007/2008)

ANEEL provisionally readjusted the tariffs and financial components relating to the tariff review on October 23, 2007, for the subsidiary CPFL Piratininga, on February 3, 2008, for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 08, 2008, for the subsidiary CPFL Paulista and on April 19, 2008, for RGE, as shown below:

				CPFL
	CPFL Santa	CPFL	CPFL	Leste	CPFL Sul	CPFL	CPFL
	Cruz	Jaguari	Mococa	Paulista	Paulista	Piratininga	Paulista	RGE

Verified revenue	213,312	87,989	54,148	77,145	92,390	2,136,914	5,175,546	1,950,452

Parcel A - Total	124,331	68,585	30,989	42,854	58,690	1,423,875	3,314,145	1,324,735

Sector charges	21,504	12,294	4,687	8,072	10,594	257,170	540,872	191,416
Purchase of energy	85,546	46,524	21,357	26,643	37,956	954,779	2,394,482	948,665
Energy transmission	17,281	9,767	4,945	8,139	10,140	211,926	378,791	184,654
Parcel B - Total	69,506	19,386	19,019	32,786	31,802	492,479	1,180,392	533,062

Gross interest on capital	14,894	4,880	3,658	11,696	7,745	154,530	351,310	179,713
Depreciation rate	10,594	2,492	1,816	4,322	4,230	81,098	252,111	97,139
Reference company	42,555	11,794	13,419	16,581	19,602	244,232	542,368	241,662
Default	1,463	220	126	187	225	12,619	34,603	14,548

Income required (Parc. A + B)	193,837	87,971	50,008	75,640	90,492	1,916,354	4,494,537	1,857,797

(-) Other income	(1,291)	(291)	(411)	(569)	(860)	(13,152)	(27,276)	(12,170)

Net required revenue	192,546	87,680	49,597	75,071	89,632	1,903,202	4,467,261	1,845,627

Financial components	5,013	(1,079)	1,366	777	(524)	15,767	3,336	187,320

Financial repositioning	-9.73%	-0.35%	-8.40%	-2.69%	-2.98%	-10.94%	-13.69%	-5.37%
Financial components (*)	2.60%	-1.23%	2.75%	1.04%	-0.58%	0.83%	0.08%	10.15%
Total repositioning	-7.13%	-1.58%	-5.65%	-1.65%	-3.57%	-10.11%	-13.61%	4.77%

Factor Xe	0.22%	2.10%	0.24%	1.07%	1.31%	0.73%	0.83%	0.66%

Consumer perception (**)	-8.14%	-3.56%	-8.15%	-1.45%	-7.11%	-15.29%	-17.21%	2.52%

(*) In addition to the CVA (see item “c”), the main additional financial components are overcontracting of electric energy, discounts on collection of TUSD, adjustments of connection charges, basic network and CUSD. In the case of the subsidiary RGE, 56% of the financial components refer to the subsidies to cooperatives located within the concession area.

(**) Represents the average effect perceived by consumers, as a result of the elimination from the tariff base of financial components added in the annual adjustment for the previous year.

The provisional 2007 periodic tariff review index for the subsidiary CPFL Piratininga was amended by Ratification Resolution nº 716, of October 21, 2008, due to the provisional inclusion of one of the improvements in method submitted to Public Hearing AP 52/2007, regarding the increase in the percentage of irrecoverable income from 0.5% to 0.6% . Furthermore, the income recorded was amended due to the inclusion of tariffs without discounts, to bring it into line with the methodology adopted by ANEEL for the second tariff review cycle. As a result of these changes, the tariff adjustment changed from -10.94% to -11.76%, without changing the Xe factor, which was provisionally maintained at 0.73% .

In the tariff review process of the subsidiary CPFL Paulista, ANEEL provisionally recalculated the amount to be passed on to the tariffs for “Overcontracting” as of December 31, 2007. The regulatory agency included a refund of R$ 27,534 to consumers in the tariff review, while the balance at the same date was an asset of R$ 76,798.

On analyzing the process, management of the subsidiary CPFL Paulista reviewed the procedures and applied to the CCEE for reassessment of part of the transactions involving the supply agreement of electric energy traded between the subsidiaries CPFL Paulista and CPFL Brasil.

In view of the above, pending the final result of the analysis by the regulatory agency, in March 2008 the subsidiary CPFL Paulista conservatively recorded a provision of R$ 38,587 for accounts receivable in relation to the CCEE reassessment for the period from January 2005 to February 2008, set against an increase of R$ 17,749 in CCEE revenue and a reduction of R$ 20,838 in CCEE cost. As a result of the reassessment, a provisions were recorded of R$ 25,769 was recorded for the overcontracting asset and a provision of R$ 14,084 for the liability to refund to consumers in the next tariff adjustment, set against “Electric energy costs”. These records did not affect CPFL Paulista’s income.

Conservatively, and in order to fully cover the amounts approved by the regulatory agency, the subsidiary CPFL Paulista recorded provisions of R$ 51,029 and R$ 27,534, respectively, in the first quarter of 2008 for realization of an asset and for a liability related to overcontracting, set against the electric energy costs – overcontracting, relating to seasonal effects and losses, as defined provisionally by ANEEL. The provision for seasonal effects generated a CVA credit of R$ 9,487. These provisions will be maintained until ANEEL concludes its analyses and ratifies the final result of this review.

Since similar transactions occurred between the subsidiaries CPFL Piratininga and CPFL Brasil, the same provisions procedure was followed by CPFL Piratininga, in March 2008. A provision of R$ 14,453 was recorded in overcontracting and accounts receivable on account of reassessment of CCEE (increase of R$ 4,946 in CCEE income and reduction of R$ 9,507 in CCEE cost, respectively) and a further provision of R$ 45,398 in overcontracting for CCEE operations and losses.

During the quarter, CCEE opposed the reassessment requested by the subsidiaries CPFL Paulista and CPFL Piratininga, since it referred to operations maturing in less than 180 days, and suggested a bilateral adjustment between the CPFL group companies. Accordingly, the subsidiaries CPFL Paulista and CPFL Piratininga (and consequently, CPFL Brasil) reclassified the accounts receivable from CCEE (and accounts payable to CPFL Brasil) to the “Concessionaires and Licensees” account, at the restated amounts of R$ 44,408 and R$ 16,281, respectively.

These provisions will be maintained until ANEEL completes its analyses and ratifies the final result of the tariff review.

b.3) Tariff adjustment

a) CPFL Paulista – Tariff adjustment of 2007

On establishing the Annual Tariff Adjustment Rate (“IRT”) of the subsidiary CPFL Paulista on April 3, 2007, in Ratification Resolution No. 445, and in order to review the PIS and COFINS amounts of the generators, ANEEL recalculated the electric energy cost of the first 2005 IRT contracts. As the cost of electric energy affects adjustment of the consumer tariff and calculation of CVA, the recalculation, which resulted in a reduction in the average energy price, generated a liability to be reimbursed to the consumers and an additional CVA asset. Also, the CVA amounts approved by ANEEL in the 2007 IRT excluded the electric energy contract surpluses, in accordance with item 61 of ANEEL Technical Note nº 069 of March 22, 2007. These effects basically explain the adjustments (and related amounts realized to April 2008) of R$ 98,635, recorded in “Other Accounts Payable”, and R$ 177,710, recorded in “Deferral of Tariff Costs”, set against “Cost of Electric Energy” (note 25).

b) CPFL Piratininga – Tariff adjustment of 2008

In Ratification Resolution nº 717, of October 21, 2008, ANEEL set the annual tariff review at an average percentage of 16.54%, as follows: 10.92% in relation to the annual tariff adjustment and 5.62% in relation to the financial components not included in the annual tariff review.

The average percentage adjustment to be passed on to the final consumer is 15.03% .

The adjustment authorized by ANEEL is comprised by the following items:

Income Recorded	2,029,124

Parcel A	1,624,895

Parcel B	625,758

Income Required (Parcel A + B)	2,250,653

Financial Components	126,610

Total Revenue	2,377,263

Financial Repositioning	10.92%
Financial Components	5.62%

Total Tariff Adjustment	16.54%

Calculation of Parcel A includes:

• Sector charges of R$ 304,080 (of which CCC and CDE account for around 69%);
• Energy Purchased amounting to R$ 1,083,246;
• Energy Transmission amounting to R$ 237,569.

The financial components not included in the tariff review comprise:

• Deferred Tariff Costs and Gains Variations (“CVA”) amounting to R$ 56,400;
• Overcontracting of energy pass-through amounting to (R$ 11,439);
• Discounts on collection of the Tariff for Use of the Distribution System (“TUSD”) of R$ 14,834;
• Advances relating to the subsidies to the Free Market – TUSD, Cooperatives and low income consumers, of R$ 13,063, R$ 9,214 and R$ 10,792 respectively;
• Portion of adjustment of the Basic Border Network, to be passed on to the transmission companies, amounting to R$ 42,248;
• Parcel “A” liabilities of (R$ 9.847) to be offset;
• Other components totaling R$ 1,345.

An Xe Factor of 0.73% was provisionally applied in the 2008 tariff adjustment as a reduction factor for Parcel B.

In addition to CVA (see item “c”), the main additional financial components of the assets and liabilities recorded are as follows:

• Increase in PIS and COFINS

Refers to the difference between the costs relating to PIS and COFINS calculated by applying the current legislation, and those incorporated into tariff to April 2005 for the subsidiary CPFL Paulista and October 2005 for the subsidiary CPFL Piratininga.

The amounts approved in 2006 and 2007 were recorded in the “Prepaid Expenses” and were amortized to April 2008.

In view of the discussions concerning the nature of this credit, the Company conservatively opted to record a liability of the same amount as the assets, posted in the account “Other Accounts Payable” (note 22), which is monetarily restated based on the variation of the IGP-M rate.

• Overcontracting

The electricity distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL. The distribution concessionaires are also assured that costs or income derived from overcontracting of electric energy will be passed on to the tariffs, limited to 3% of the energy load requirement. See item b.2 for further details on changes during this period, relating to the tariff review and adjustment of CPFL Paulista and CPFL Piratininga.

It should be noted that, during the 2008 annual tariff adjustment process of the subsidiary CPFL Piratininga, ANEEL decided that, in view of the provisions of Regulatory Resolution n° 255/2007 the short-term energy shortfalls should also be treated by the methodology of passing on overcontracting and not as CVA, in accordance with the procedure followed by the subsidiaries CPFL Piratininga and CPFL Paulista. Accordingly, the subsidiaries reclassified CVA of R$ 52,529 and R$ 51,624, respectively, to the overcontracting account. Part of the amount was recorded in noncurrent, as the shortfalls occurred as from 2008 and, as ratification of the overcontracting applies to the calendar year prior to the date of the tariff adjustment, these amounts will only be ratified in the next adjustments for CPFL Paulista and CPFL Piratininga.

Provisions for and realization of overcontracting are recorded in “Prepaid Expenses” (note 9) or “Other Accounts Payable (note 22) and set against “Cost of Electric Energy” (note 25).

• Discounts on the TUSD and Irrigation

The subsidiaries record regulatory assets in relation to the special discounts on the TUSD, for the free market with electric energy supplied by alternative energy sources and on the tariffs for irrigation and aquaculture.

Discounts on and realization of TUSD and irrigation are recorded in “Consumers, Concessionaires and Licensees” and set against “Revenue from Electricity Sales” (note 24) account.

Since the 2008 tariff review, ANEEL has granted tariff advances in relation to the estimate of these discounts for the next tariff period, which has resulted in a reduction in these assets.

• Discounts on the TUSD Generation

The subsidiary RGE recorded a TUSD Generators asset in accordance with Resolution nº 497/2007, amended by Resolution nº 547/2007, which established new tariffs for shared Use of the Distribution System for the generation plants connected to the Other Transmission Facilities – DITs. A liability of R$ 11,679 was recorded in 2007, and passed on to the CEEE, and consequently, a balancing item was recorded as a regulatory asset in the 2008 Tariff Review.

The following table shows the changes in the items described above, relating to Tariff Review and Adjustments, during the quarter ended September 30, 2008:

	Consolidated - Assets and Liabilities, Net

	Other financial components (*)	Increase in PIS and COFINS (b.3)	Overcontracting (b.3)	Discounts on the TUSD and irrigation (b.3)	Discounts on the TUSD Generation (b.3)	Total

Balance as of June 30, 2008	(3,831)	(121,301)	(52,296)	71,051	9,343	(97,034)
Constitution	(3,171)	-	90,128	13,452	-	100,409
Restatement	(1)	(1,839)	372	603	-	(865)
Amortization	3,087	-	8,303	(25,411)	(2,920)	(16,941)

Balance as of September 30, 2008	(3,916)	(123,140)	46,507	59,695	6,423	(14,431)

(*) The effects of the provision were recorded in Operating Income (R$ 300), Energy Cost (R$ -22) and Accounts Receivable (R$ -3,449).

The effects of amortization were recorded in Operating Revenue (R$ 5,657), Energy Cost (R$ -607), Network Usage Charges (R$ -996), Operating Expense (R$ -960), and Financial Income (Expense) (R$ -7).

c) Deferred Tariff Costs and Gains Variations (“CVA”)

Refer to the mechanism for compensation of the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of setting the tariffs for the annual tariff adjustments.

The CVA amounts are restated at the SELIC rate.

			Consolidated

	Balance as of June 30, 2008	Changes			Balance as of September 30, 2008

		Deferral	Amortization	Restatement

ASSET
Energy purchased	318,249	(1,900)	(57,728)	1,998	260,619
System service charge	95,504	51,047	(1,401)	2,572	147,722
Fuel consumption account – CCC	4,359	48,155	(1,317)	211	51,408
Energy development account -
CDE	9,242	1,426	(4,217)	192	6,643

Total	427,354	98,728	(64,663)	4,973	466,392

LIABILITY
Energy purchased	(267,524)	(62,815)	49,829	(7,028)	(287,538)
System service charge	(31,039)	7,701	10,306	294	(12,738)
CCC	(23,191)	(2,893)	19,072	(164)	(7,176)
Energy development account -
CDE	-	(1,151)	(1)	(4)	(1,156)

Total	(321,754)	(59,158)	79,206	(6.902)	(308,608)

As mentioned in Note b.3.b, in view of the 2008 tariff adjustment for CPFL Piratininga, the subsidiaries CPFL Piratininga and CPFL Paulista reclassified the amounts of R$ 52,529 and R$ 51,624 from the CVA assets account to an overcontracting account, comprising principal of R$ 49,022 and R$ 48,436 and restatement of R$ 3,507 and R$ 3,188, respectively.

d) Low Income Consumers’ Subsidy

Law nº 10.438, of April 26, 2002 and Decree nº 4.336 of August 15, 2002 established new guidelines and criteria for classification of consumer units in the low-income residential sub-category. According to the legislation, this new criteria encompasses consumer units served by monophase circuits, with an average monthly consumption in the last 12 months of less than 80kWh, and consumer units with an average monthly consumption in the last 12 months of 80 to 220kWh, provided certain specific requirements are complied with, such as enrollment in Federal Government Social Programs.

As the subsidies granted to the consumers are to be offset in the ambit of the concessionaire itself, through the tariff charged to the other consumers in the market served, and as the introduction of this new criteria impacts the current tariff levels, in addition to the principle of reasonable tariffs for the rest of the market, ANEEL established a new methodology for calculating the subsidy, which has been applied monthly since May 2002.

As from the 2008 tariff adjustment, ANEEL also provided for tariff advances to cover the subsidies to consumers. Thus the difference between the subsidy actually granted and the advance received will be calculated monthly for purposes of inclusion in the next tariff adjustment.

The changes in balances in the quarter as of September 30, 2008, are as follows:

	Consolidated

	Asset	Liability

Balances as of June 30, 2008	52,712	(10,360)
Revenue loss (gain)	19,830	(1,936)
Amortization of tariff adjustment	(780)	621
Receivables approved by ANEEL	(8,057)	-
Monetary Restatement	-	(18)

Balances as of September 30, 2008	63,705	(11,693)

(4) CASH AND BANKS

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2008	2008	30, 2008	2008

Bank deposits	4,675	324	92,109	93,145
Short-term financial investments	1,048	7,302	668,852	776,466

Total	5,723	7,626	760,961	869,611

The short-term financial investments are operations with financial institutions under normal market conditions and rates, mainly remunerated based on the variation of the CDI, and are available for use in the operations of the Company and its subsidiaries.

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance mainly refers to electricity sales activities as of September 30, 2008 and June 30, 2008, as follows:

	Consolidated

	Balances	Past due		Total

	Coming	Up to 90	More than	September	June 30,
	due	days	90 days	30, 2008	2008

Current
Consumer Classes
Residential	235,462	152,096	24,385	411,943	418,779
Industrial	173,095	56,494	29,414	259,003	278,001
Commercial	91,811	38,549	21,958	152,318	158,377
Rural	25,332	6,190	1,368	32,890	29,859
Public administration	25,747	3,498	2,514	31,759	34,144
Public lighting	51,678	3,630	36,336	91,644	90,827
Public service	22,612	6,787	1,277	30,676	37,768

Billed	625,737	267,244	117,252	1,010,233	1,047,755
Unbilled	381,589	-	-	381,589	376,215
Financing of consumers' debts	21,716	3,122	11,013	35,851	33,352
Regulatory asset (note 3)	63,088	-	-	63,088	74,910
CCEE transactions (a)	32,132	-	-	32,132	72,479
Concessionaires and licensees (b)	101,345	-	4	101,349	86,708
Other	46,729	-	-	46,729	42,861

Total	1,272,336	270,366	128,269	1,670,971	1,734,280

Non current
Financing of consumers' debts	137,538	-	-	137,538	138,963
Regulatory asset (note 3)	3,310	-	-	3,310	5,427
CCEE transactions (a)	41,797	-	-	41,797	41,800

Total	182,645	-	-	182,645	186,190

a) Electric Energy Trading Chamber (“CCEE”) transactions

The amounts refer to the accounting records of the Electric Energy Trading Chamber – CCEE for the period September 2000 to September 2008. The non-current amount receivable for energy sales mainly comprises: (i) legal adjustments, made as a result of suits brought by agents in the sector; (ii) lawsuits challenging the CCEE accounting for the period September 2000 to December 2002; (iii) provisional accounting entries made by the CCEE; (iv) amounts negotiated bilaterally pending settlement. The subsidiaries consider that there is no significant risk on the realization of these assets and consequently no provisions were posted in the accounts. The changes in the current balance are due mainly to reclassification of accounts receivable, in accordance with the CCEE instruction mentioned in Note 3.b.2.

b) Concessionaires and Licensees

Refers basically to accounts receivable in respect of the supply of electricity to other Concessionaires and Licensees, mainly by the subsidiaries CPFL Geração and CPFL Brasil, and to certain transactions relating to the partial spin-off of Bandeirante by the subsidiary CPFL Piratininga. The amounts are set off against accounts payable, through a settlement of accounts.

(6) FINANCIAL INVESTMENTS

In April 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electricity Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled using the funds derived from the acquisition of energy produced by that company for CPFL Brasil.

As of September 30, 2008 the parent company’s short-term balance is R$ 38,250 (R$ 36,316 as of June 30, 2008), and the long-term balance is R$ 91,152 (R$ 94,796 as of June 30, 2008). The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is being amortized in monthly installments of amounts corresponding to the purchase of energy.

(7) RECOVERABLE TAXES

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2008	2008	30, 2008	2008

Current
Social contribution prepayments - CSLL	1,590	-	6,720	6,623
Income tax prepayments - IRPJ	3,190	-	9,566	7,086
Social contribution and income tax	18,941	33,184	35,026	52,135
Withholding income tax - IRRF	16,777	16,542	44,073	36,623
ICMS (State VAT)	-	-	51,675	58,699
PIS (Tax on revenue)	-	-	3,592	3,726
COFINS (Tax on revenue)	9	-	13,355	14,620
INSS (Social security)	-	-	2,293	2,755
Other	64	73	4,864	4,429

Total	40,571	49,799	171,164	186,696

Noncurrent
Social contribution tax - CSLL	-	-	26,013	25,664
Income tax - IRPJ	-	-	891	872
PIS (Tax on Revenue)	2,787	2,787	2,855	2,855
ICMS (State VAT)	-	-	65,373	66,858
INSS (Social security)	-	-	97	97
Other	-	-	584	557

Total	2,787	2,787	95,813	96,903

(8) ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated

Balance as of June 30, 2008	(89,305)
Additional allowance recorded	(21,931)
Recovery of revenue	13,850
Write-off of accounts receivable	12,785

Balance as of September 30, 2008	(84,601)

(9) PREPAID EXPENSES

	Consolidated

	Current		Noncurrent

	September	June 30,	September	June 30,
	30, 2008	2008	30, 2008	2008

Regulatory asset (note 3)	104,787	73,221	79,942	2,115
Other	19,520	23,420	12,166	12,500

Total	124,307	96,641	92,108	14,615

(10) DEFERRED TAXES

10.1 Composition of the tax credits:

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2008	2008	30, 2008	2008

Social Contribution Credit on:
Tax loss carryforwards	14,599	13,918	30,660	31,575
Tax benefit on merged goodwill	-	-	220,580	224,366
Temporarily nondeductible differences	111	345	84,822	86,196

Subtotal	14,710	14,263	336,062	342,137
Income Tax Credit on:
Tax loss carryforwards	56,128	54,849	69,318	72,287
Tax benefit on merged goodwill	-	-	668,730	680,225
Temporarily nondeductible differences	14,365	14,670	248,722	252,192

Subtotal	70,493	69,519	986,770	1,004,704

PIS and COFINS Credit on:
Temporarily nondeductible differences	-	-	19,649	19,776

Subtotal		-	19,649	19,776

Total	85,203	83,782	1,342,481	1,366,617

Current	9,410	9,645	227,443	226,485
Non current	75,793	74,137	1,115,038	1,140,132

	85,203	83,782	1,342,481	1,366,617

The projections of future results that guided and support the deferred tax credits recorded by the Company and its subsidiaries were approved by the Board of Directors and examined by the Audit 24 Committee, and are reviewed annually. For the quarter ended September 30, 2008, management does not expect relevant changes in the projections disclosed in the financial statements as of December 31, 2007.

10.2 – Tax Credit on Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on purchase and is recorded in accordance with CVM Instructions nº 319/1999 and nº 349/2001. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the net projected profit of the subsidiaries during the remaining term of the concession, as shown in note 13.2.

	Consolidated

	September 30, 2008		June 30, 2008

	Social		Social
	Contribution	Income Tax	Contribution	Income Tax

CPFL Paulista	115,975	322,153	118,379	328,831
CPFL Piratininga	25,808	88,535	26,331	90,311
RGE	65,456	181,822	65,773	182,701
CPFL Santa Cruz	7,460	23,499	7,795	24,511
CPFL Leste Paulista	1,776	4,936	1,839	5,109
CPFL Sul Paulista	1,740	4,832	1,801	5,003
CPFL Jaguari	1,661	4,615	1,720	4,776
CPFL Mococa	704	1,953	728	2,022
CPFL Geração	-	36,385	-	36,961

Total	220,580	668,730	224,366	680,225

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated

	September 30, 2008			June 30, 2008

	Social	Income		Social	Income
	Contribution	Tax	PIS and	Contribution	Tax	PIS and
	Tax (CSLL)	(IRPJ)	COFINS	Tax (CSLL)	(IRPJ)	COFINS

Reserve for contingencies	11,311	45,377	-	11,734	46,197	-
Pension plan expenses	5,114	15,202	-	5,389	15,965	-
Allowance for doubtful accounts	6,997	19,438	-	8,252	22,919	-
			-
Provision for realization of RTE	221	614		206	572	-
Research and Development and			-
Energy Efficiency Programs	14,713	40,869		14,271	39,640	-
Profit sharing	1,760	5,633	-	1,193	3,862	-
Differences in revaluation rates	10,482	29,113	-	10,610	29,473	-
Regulatory liability - Increase in PIS			-
and COFINS	10,199	28,330		10,149	28,191	-
Provision for CCEE reassessment
and overcontracting (note 3.b.2)	18,043	50,117	19,649	18,233	50,645	19,776
Other	5,982	14,029	-	6,159	14,728	-

Total	84,822	248,722	19,649	86,196	252,192	19,776

10.4 - Reconciliation of the income tax and social contribution amounts reported in the income statements for the quarters and nine months ended September 30, 2008 and 2007:

	Parent Company

	CSLL

	2008		2007

	3rd Quarter	Nine months	3rd Quarter	Nine months

Income before CSLL	332,588	1,052,687	423,784	1,348,982
Adjustments to Reflect Effective Rate:
- Equity in Subsidiaries	(382,324)	(1,104,671)	(464,319)	(1,400,162)
- Goodwill Amortization	25,549	76,649	21,940	59,254
- Other Additions	1,548	2,480	229	246

Calculation base	(22,639)	27,145	(18,366)	8,320
Statutory Tax Rate	9%	9%	9%	9%

Total	2,038	(2,443)	1,653	(749)

	Parent Company

	IRPJ

	2008		2007

	3rd Quarter	Nine months	3rd Quarter	Nine months

Income before IRPJ	332,588	1,052,687	423,784	1,348,982
Adjustments to Reflect Effective Rate:
- Equity in Subsidiaries	(382,324)	(1,104,671)	(464,319)	(1,400,162)
- Goodwill Amortization	32,299	96,903	28,476	78,864
- Other Additions	1,592	2,570	52	137

Calculation base	(15,845)	47,489	(12,007)	27,821
Statutory Tax Rate	25%	25%	25%	25%

Tax (Credit) Debit Result	3,961	(11,872)	3,002	(6,955)
- Tax credit allocated	4	136	-	-

Total	3,965	(11,736)	3,002	(6,955)

	Consolidated

	CSLL

	2008		2007

	3rd Quarter	Nine months	3rd Quarter	Nine months

Income before CSLL	527,721	1,471,421	669,875	1,914,486
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	27,065	81,193	23,609	59,219
- CMC Realization	3,765	12,227	5,368	14,411
- Effect of presumed profit system	(10,528)	(32,710)	(5,998)	(21,420)
- Other Additions (Deductions), Net	5,200	(13,735)	(17,555)	8,188

Calculation base	553,223	1,518,396	675,299	1,974,884
Statutory Tax Rate	9%	9%	9%	9%

Tax Debit Result	(49,790)	(136,656)	(60,777)	(177,740)

- Tax credit allocated (not allocated)	(383)	(1,155)	-	-

Total	(50,173)	(137,811)	(60,777)	(177,740)

	Consolidated

	IRPJ

	2008		2007

	3rd Quarter	Nine months	3rd Quarter	Nine months

Income before IRPJ	527,721	1,471,421	669,875	1,914,486
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	38,476	115,429	37,212	106,159
- Effect of presumed profit system	(13,029)	(39,526)	(8,784)	(28,085)
- Other Additions (Deductions), Net	(6,901)	(2,213)	14,201	21,127

Calculation base	546,267	1,545,111	712,504	2,013,687
Statutory Tax Rate	25%	25%	25%	25%

Tax Debit Result	(136,567)	(386,278)	(178,126)	(503,422)
- Tax credit allocated	(9)	90	-	40,234

Total	(136,576)	(386,188)	(178,126)	(463,188)

(11) OTHER CREDITS

	Consolidated

	Current		Noncurrent

	September	June 30,	September	June 30,
	30, 2008	2008	30, 2008	2008

Receivable from CESP	19,655	16,365	9,800	16,299
Receivable from Shareholder’s BAESA (a)	-	-	41,082	39,805
Advances - Fundação CESP	6,768	5,320	-	-
Pledges, funds and tied deposits	2,284	1,422	90,705	94,378
Fund tied to Foreign Currency Loans	-	-	19,462	15,978
Orders in progress	15,293	9,525	-	-
Services rendered to third parties	23,516	24,729	-	-
Reimbursement RGR	5,091	4,325	707	707
Advance energy purchase agreements (b)	4,101	1,430	34,589	28,624
Other	27,987	31,023	11,569	9,210

Total	104,695	94,139	207,914	205,001

a) Credits receivable – Shareholder BAESA - In the period November 1, 2005 to April 30, 2008, differences in the prices used in billing energy sold to the shareholders, different payment terms and other factors resulted in variations in contributions from the shareholders towards the subsidiary BAESA’s results.

To settle this question, the BAESA’s shareholders agreed that the contributions made by the subsidiary CPFL Geração should be restated in accordance with the variation in the CDI rate, amortized over 36 months as from January, 2009, and offset by an increase in the price of energy billed to the shareholders Alcoa Alumínio, Companhia Brasileira de Alumínio, Camargo Corrêa Cimentos and DME Energética, and a reduction in the price to the subsidiary CPFL Geração. As of June 2008, as a result of the final agreement, the accounts receivable were increased by R$ 8,011, with restatement of R$ 1,277 in the quarter, in accordance with the variation in the CDI rate, set against “Other Operating Income”. From May 1, 2008, the question of the differences in contribution towards BAESA's income was solved through approval by ANEEL of restructuring of the energy sales contracts, whereby BAESA sells the energy quota corresponding to its participation to the subsidiary CPFL Geração under the same conditions and prices as the other shareholders, and CPFL Geração trades this energy with CPFL Paulista and CPFL Piratininga.

b) Advance Energy Purchase Agreements - as a result of the partnership between CPFL Bioenergia and Baldin Bioenergia, as mentioned in Note 1, an agreement was signed for acquisition of energy for future deliver, trading Baldin Bioenergia's surplus energy. CPFL Bioenergia paid an advance of R$ 5,965 in the quarter.

(12) ADVANCE FOR FUTURE CAPITAL INCREASE

The advance refers to cash transferred to the subsidiary Perácio for acquisition of the indirect subsidiary CPFL Jaguariúna.

(13) INVESTMENTS

	Parent Company		Consolidated

	September	June 30,	September	June 30,
	30, 2008	2008	30, 2008	2008

Permanent equity interests	3,422,954	3,080,625	-	-
Goodwill / Negative goodwill	1,557,816	1,590,115	1,752,690	1,791,166
Leased assets	-	-	704,953	710,665
Other	-	-	115,774	115,705

Total	4,980,770	4,670,740	2,573,417	2,617,536

13.1 - Permanent Equity Interests:

The principal information on the investments in direct permanent equity Interests is as follows:

Investment			September 30, 2008			September 30,	June 30,	3rd Quarter	3rd Quarter
						2008	2008	2008	2007

	Number of Shares held (thousand)	Share of Capital - %		Shareholders Equity
			Capital		Net Income	Shareholders Equity Interest		Equity in Subsidiaries

Companhia Paulista de Força e Luz	36,324	100%	36,324	644,708	447,291	644,708	497,388	147,320	199,985
Companhia Piratininga de Força e Luz	53,031,259	100%	54,832	290,612	154,057	290,612	230,538	60,074	94,876
Rio Grande Energia S.A.	807,168	100%	830,924	1,137,378	139,517	1,137,378	1,100,386	36,992	44,215
Companhia Luz e Força Santa Cruz S/A	371,772	100%	38,167	87,733	24,228	87,726	120,125	7,598	-
CPFL Geração de Energia S.A.	205,487,716	100%	1,039,618	1,184,189	171,091	1,184,189	1,128,591	55,598	52,202
CPFL Comercialização Brasil S.A.	2,999	100%	2,999	68,575	137,963	68,575	3,597	64,978	59,177
CPFL Atende Centro de Contr. e Atend.
Ltda.	1	100%	1	(27)	(28)	(27)	-	(28)	-
Nova 4 Participações Ltda.	-	100%	-	-	-	-	-	-	3,410
Perácio Participações Ltda.	-	100%	-	9,793	30,554	9,793	-	9,793	10,454

Total						3,422,954	3,080,625	382,325	464,319

The changes in the balance of equity interests are as follows:

	CPFL	CPFL		CPFL Santa
	Paulista	Piratininga	RGE	Cruz	CPFL Geração	CPFL Brasil	Perácio	CPFL Atende	Total

As of June 30, 2008	497,388	230,538	1,100,386	120,125	1,128,591	3,597	-	-	3,080,625
Payment of capital	-	-	-	-	-	-	-	1	1
Capital Reduction	-	-	-	(39,997)	-	-	-	-	(39,997)
Equity in subsidiaries	147,320	60,074	36,992	7,598	55,598	64,978	9,793	(28)	382,325

As of September 30, 2008	644,708	290,612	1,137,378	87,726	1,184,189	68,575	9,793	(27)	3,422,954

CPFL Santa Cruz

The company received R$ 39,997 on July 15, 2008 in relation to reduction of the capital of CPFL Santa Cruz, without canceling shares, resulting in amendment of Article 5 of the bylaws. The objective of the reduction was to adjust the capital structure to bring it into line with the other distributors in the group. The operation was approved at an Extraordinary General Meeting (“EGM”) held on June 26, 2008.

13.2 – Goodwill and negative goodwill:

	Consolidated

	September 30, 2008			June 30, 2008	Amortization Rate 2008

	Historical	Accumulated
	Cost	Amortization	Net Value	Net Value

Goodwill on acquisition

Parent company
CPFL Paulista	292,033	(54,329)	237,704	242,911	6.23%
CPFL Piratininga	39,065	(6,791)	32,274	32,927	6.70%
CPFL Geração	54,555	(10,562)	43,993	44,835	6.21%
RGE	3,150	(143)	3,007	3,054	6.07%
Other	26	(2)	24	25	0 to 11.81%

	388,829	(71,827)	317,002	323,752

Subsidiaries
CPFL Jaguariúna	142,793	(17,763)	125,030	129,246	11.81%
ENERCAN	10,233	(790)	9,443	9,566	4.83%
Barra Grande	3,081	(598)	2,483	2,535	6.65%
Foz do Chapecó	7,319	-	7,319	7,319	-
Other	17,517	(10,047)	7,470	7,740	4.99% to 11.65%

	180,943	(29,198)	151,745	156,406

Subtotal	569,772	(101,025)	468,747	480,158

Goodwill reassessment

Parent company
CPFL Paulista	1,074,026	(266,599)	807,427	824,163	6.23%
CPFL Piratininga	115,762	(20,128)	95,634	97,572	6.70%
RGE	310,128	(24,349)	285,779	290,322	5.88%
CPFL Santa Cruz	61,685	(9,711)	51,974	54,306	15.12%

	1,561,601	(320,787)	1,240,814	1,266,363

Subsidiaries
CPFL Leste Paulista	21,131	(8,103)	13,028	13,486	8.67%
CPFL Sul Paulista	20,941	(8,183)	12,758	13,208	8.59%
CPFL Jaguari	20,026	(7,844)	12,182	12,611	8.56%
CPFL Mococa	8,444	(3,283)	5,161	5,340	8.49%

	70,542	(27,413)	43,129	44,645

Subtotal	1,632,143	(348,200)	1,283,943	1,311,008

Total Parent company	1,950,430	(392,614)	1,557,816	1,590,115

Total Consolidated	2,201,915	(449,225)	1,752,690	1,791,166

The goodwill arising from the acquisitions of the equity interests is amortized in proportion to the net income curves projected for the remaining term of the concession contract. The rates are subject to periodical review.

Goodwill on Purchase:

Parent Company: Refers mainly to acquisition of all the shares held by minority shareholders (share merger) of CPFL Geração in June 2005, CPFL Paulista and CPFL Piratininga in November 2005, and RGE in December 2007.

Goodwill reassessment

In order to comply with ANEEL instructions and prevent the goodwill amortization resulting from the merger of the parent company from causing a negative impact on dividends paid to the shareholders, the subsidiaries apply the concepts of CVM Instructions nº 319/1999 and nº 349/2001 in relation to this goodwill. Accordingly, a reserve was recorded, set against the subsidiaries’ equity reserve, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and goodwill was recorded in the parent company in order to restore it. The goodwill is amortized by the Company in proportion to the projected net income curves for the remaining term of the subsidiaries’ concession.

13.3 - Leased Assets

In the consolidated financial statements, the leased assets refer principally to the assets of the Serra da Mesa Plant, owned by the subsidiary CPFL Geração, leased to FURNAS for a 30-year period ending in 2028. These assets are depreciated over their estimated useful life at annual rates defined by ANEEL, and in accordance with general conditions of the concession agreement held by FURNAS. The average depreciation rate is 2.4% p.a.

13.4 – Other

Refers mainly to the indirect subsidiary Paulista Lajeado Energia S.A.’s 5.84% participation in the total capital of Investco S/A, comprising 25,829 common shares and 16,412 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 40.07% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) who assign the right to 10% of net income before profit sharing, these effects, totaling R$ 75,827 (R$ 74,799 as of June 30, 2008), were registered in the consolidated financial statements under Non-Controlling Shareholders Interest liabilities.

13.5 – Interest on Shareholders’ Equity and Dividend:

	Consolidated

	Dividend		Interest on net equity		Total

	September	June 30,	September	June 30,	September	June 30,
Subsidiaries	30, 2008	2008	30, 2008	2008	30, 2008	2008

CPFL Paulista	4,999	284,431	-	13,208	4,999	297,639
CPFL Piratininga	-	86,783	-	6,120	-	92,903
RGE	-	62,614	-	31,280	-	93,894
CPFL Santa Cruz	10,000	13,088	-	3,008	10,000	16,096
CPFL Geração	118,233	118,232	29,971	29,971	148,204	148,203
CPFL Brasil	-	72,987	-	-	-	72,987
Perácio	-	20,761	-	-	-	20,761

Total	133,232	658,896	29,971	83,587	163,203	742,483

In the quarter, R$ 579,280 was received in relation to the results for the first semester of 2008.

(14) PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	September 30, 2008			June 30, 2008

		Accumulated
	Historical Cost	Depreciation	Net Value	Net Value

In Service
- Distribution	7,887,112	(4,030,585)	3,856,527	3,804,195
- Generation	1,821,508	(185,434)	1,636,074	1,626,572
- Commercialization	207,828	(84,796)	123,032	124,424
- Administration	248,349	(165,085)	83,264	83,405

	10,164,797	(4,465,900)	5,698,897	5,638,596

In Progress
- Distribution	346,057	-	346,057	307,561
- Generation	827,113	-	827,113	701,885
- Commercialization	17,314	-	17,314	12,494
- Administration	34,376	-	34,376	31,494

	1,224,860	-	1,224,860	1,053,434

Subtotal	11,389,657	(4,465,900)	6,923,757	6,692,030
Other assets not linked to the concession	1,554,793	(880,841)	673,952	682,914

Total of Property, Plant and Equipment	12,944,450	(5,346,741)	7,597,709	7,374,944

Special obligations linked to the concession			(995,122)	(962,354)

Net Property, Plant and Equipment			6,602,587	6,412,590

The average depreciation rate of the assets is 5.0% p.a. for the distributors and 2.6% p.a. for the generators.

(15) INTEREST, LOANS AND FINANCING

				Consolidated

	September 30, 2008				June 30, 2008

	Interest Current and Non current	Principal		Total	Interest Current and Non current	Principal		Total

		Current	Non current			Current	Non current

LOCAL CURRENCY

BNDES - Power increases	131	10,027	23,345	33,503	131	9,949	25,797	35,877
BNDES - Investment	24,972	239,783	1,886,837	2,151,592	16,222	231,145	1,721,565	1,968,932
BNDES - Regulatory asset	-	-	-	-	6	1,330	-	1,336
BNDES - Purchase of assets	20	121	1,422	1,563	16	48	822	886
Furnas Centrais Elétricas S.A.	-	92,524	61,683	154,207	-	91,119	83,526	174,645
Financial institutions	8,443	134,894	205,357	348,694	5,800	108,472	175,149	289,421
Other	502	29,875	39,590	69,967	495	30,127	41,201	71,823

Subtotal	34,068	507,224	2,218,234	2,759,526	22,670	472,190	2,048,060	2,542,920

FOREIGN CURRENCY

IDB	524	4,029	61,033	65,586	432	2,882	51,934	55,248
Financial institutions	32,850	83,736	1,045,824	1,162,410	16,770	44,387	898,040	959,197

Subtotal	33,374	87,765	1,106,857	1,227,996	17,202	47,269	949,974	1,014,445

Total	67,442	594,989	3,325,091	3,987,522	39,872	519,459	2,998,034	3,557,365

	Consolidated

	September 30,	June 30,	Remuneration	Amortization	Collateral
Local currency	2008	2008

BNDES - Power Increases

				36 to 84 monthly installments from February 2003 up to December 2008	Guarantee of CPFL Energia and CPFL Paulista
CPFL Geração	33,046	35,445	TJLP + 3.1% to 4.3% p.a.

				72 and 84 montthly installments from February 2003 up to September 2004	Guarantee of CPFL Energia and CPFL Paulista
CPFL Geração	457	432	UMBND + 3.5% a 4.% a.a.
BNDES - Investment
					Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM II	142,922	158,657	TJLP + 5.4% p.a.	48 monthly installments from January 2007
					Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	140,953	115,247	TJLP + 3.3% p.a.	72 monthly installments from January 2008
					Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	70,306	70,089	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010

RGE - FINEM I "A"	4,567	11,408	TJLP + 4.5% p.a.	36 monthly installments from December 2005	Revenue collection/Reserve Account

RGE - FINEM I "B"	1,387	1,992	UMBNDES + 4.5% p.a (1)	36 monthly installments from February 2006	Revenue collection/Reserve Account

RGE - FINEM II	95,122	100,626	TJLP +5.0% p.a	60 monthly installments from January 2008	Revenue collection/Reserve Account
					Revenue collection/credit of CPFL Energia
RGE - FINEM III	76,331	76,097	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010
					Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM I	53,218	59,078	TJLP + 5.4%p.a.	48 monthly installments from January 2007
					Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	83,732	80,705	TJLP + 3.3% p.a.	72 monthly installments from January 2008
					Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	39,654	32,041	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010

CPFL Santa Cruz	1,518	1,502	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia

BAESA	155,342	159,125	TJLP + 3.125%p.a.	144 monthly installments from September 2006	Letters of Credit

BAESA	34,832	29,795	UMBND + 3.125% p.a. (1)	144 monthly installments from November 2006	Letters of Credit
ENERCAN	347,994	355,971	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit

ENERCAN	22,960	19,749	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit

CERAN	288,843	284,996	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia

CERAN	46,906	38,038	UMBND + 5% p.a. (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
			TJLP + 3.69% p.a.(average of
CERAN	118,332	115,523	percentages)	168 monthly installments from November 2008	Guarantee of CPFL Energia

Foz do Chapecó	421,155	255,827	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of shares, credit rights and revenue

CPFL Mococa	3,023	-	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables

CPFL Jaguari	2,495	2,466	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
BNDES - Regulatory asset
CPFL Sul Paulista - RTE	-	1,336	Selic + 1.0 % p.a.	79 monthly installments from March 2002	Receivables
BNDES - Purchase of assets
CPFL Brasil	1,563	886	TJLP + 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired
Furnas Centrais Elétricas S.A.
CPFL Geração	154,207	174,645	IGP-M + 10% p.a.	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	48,750	49,728	IGPM variation + 7.42% p.a.	240 monthly installments from May 1994	Receivables
CPFL Piratininga
Banco do Brasil	105,425	101,945	106.45% of CDI	1 installment in October 2008	No guarantee
RGE
Banco Itaú BBA	100,803	103,545	106% of CDI	1 installment in March 2011	No guarantee
CPFL Santa Cruz
Banco HSBC	35,400	34,203	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
CERAN
Banco Bradesco	58,316	-	CDI + 2% p.a.	24 monthly installments from August 2008	No guarantee

Other
Eletrobrás
CPFL Paulista	9,466	9,962	RGR + rate variable of 6% to 9% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
CPFL Piratininga	2,025	2,146	RGR + 6% p.a.	Monthly installments until July 2016	Receivables/Promissory notes
RGE	11,429	11,548	RGR + 6% p.a.	Monthly installments until June 2020	Receivables/Promissory notes
CPFL Santa Cruz	5,822	6,134	RGR + 6% p.a.	Monthly installments until April 2018	Receivables/Promissory notes
CPFL Leste Paulista	1,167	1,198	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
CPFL Sul Paulista	1,744	1,795	RGR + 6% p.a.	Monthly installments until July 2018	Receivables/Promissory notes
CPFL Jaguari	36	37	RGR + 6% p.a.	Monthly installments until May 2017	Receivables/Promissory notes
CPFL Mococa	329	338	RGR + 6% p.a.	Monthly installments until January 2018	Receivables/Promissory notes
Outros	37,949	38,665

Total Local Currency - Consolidated	2,759,526	2,542,920

Foreign currency

IDB - Enercan	65,586	55,248	US$ + Libor + 3.5% p.a.	49 quarterly installments from May 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista

Debt Conversion Bond	9,376	7,674	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed

New Money Bond	618	506	US$ + 6-month Libor + 0.875% p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed

FURB	627	514	US$ + 6-month Libor + 0.8125% p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed

C-Bond	12,654	10,314	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed

Discount Bond	17,173	14,058	US$ + 6-month Libor + 0.8125% p.a.(2)	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

PAR-Bond	24,591	20,142	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee

Banco do Brasil	90,818	74,618	Yen + 5.7778% p.a. (4)	1 installment in September 2011	No guarantee
ABN AMRO	375,473	311,801	Yen + 1.4824% p.a. (4)	1 installment in January 2012	No guarantee
CPFL Piratininga
Banco BNP Paribás	48,948	40,288	US$ + 4.10% p.a. (5)	1 installment in February 2009	Promissory notes
RGE
Banco do Brasil	32,152	26,427	Yen + 5.7778%p.a. (6)	1 installment in September 2009	No guarantee
CPFL Geração

Banco do Brasil	549,980	452,855	Yen + 2.5% up to 5.8% p.a. (7)	1 installment between April 2010 and january 2011	Guarantee of CPFL Energia

Total Foreign Currency - Consolidated	1,227,996	1,014,445

Total - Consolidated	3,987,522	3,557,365

The Company and its subsidiaries hold swap positions that convert the fixed rate component of the interest on the transaction into a variable interest rate in reais, corresponding to:
(1) 150.0% to 152.11% of CDI	(4) 102.9% of CDI
(2) 96,5% to 111,3% of CDI	(5) 106.0% of CDI
(3) 104.5% of CDI	(6) 103.5% of CDI (7) 104.2% to 104.50% of CDI

Main funding in the period:

Local Currency

BNDES – FINEM III Investment– (CPFL Paulista) – The subsidiary obtained approval for financing of R$ 156,543 from the BNDES in 2007, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. During the quarter, the subsidiary received the remaining balance of R$ 31,532. The interest was paid quarterly to December 15, 2007 and amortized monthly as from January 15, 2008.

BNDES – FINEM II Investment – (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 94,327 from the BNDES in 2007, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. During the quarter, the subsidiary received the remaining balance of R$ 6,811. The interest was paid quarterly to December 15, 2007 and amortized monthly as from January 15, 2008.

BNDES – FINEM III Investment – (CPFL Piratininga) – The subsidiary obtained approval for financing of R$ 155,178 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The subsidiary has received R$ 39,500 to date, R$ 7,500 in this quarter, and the outstanding balance of R$ 115,678 is scheduled for release by the end of 2009. The interest will be paid quarterly to December 31, 2009, and will be amortized monthly as from January 15, 2010.

BNDES – Investment - (Foz do Chapecó) – Installments of the loan approved by the BNDES on July 3, 2007, amounting to R$ 308,117 (R$ 157,140 in proportion to the participation of CPFL Geração) were released to the indirect subsidiary Foz do Chapecó in the quarter, to finance the construction on the Foz do Chapecó Hydropower Plant. The interest and principal will be paid monthly as from October 2011.

Financial Institutions - (CERAN) – CERAN contracted a loan of R$ 88,000 (R$ 57.200 in proportion to the participation of CPFL Geração) in the quarter, in order to honor short-term commitments. The interest and principal will be paid monthly as from August 2008.

RESTRICTIVE COVENANTS

The financing by the BNDES approved in the quarter restricts the subsidiaries to only paying dividends and interest on equity in an amount in excess of the minimum mandatory dividend laid down by law, after proof is provided to the BNDES and the AGENTS in the operation of full compliance with the restrictive covenants established in the contract; and to maintaining certain financial ratios within predefined parameters, as follows:

CPFL Piratininga – FINEM III

• Net indebtedness divided by EBITDA – maximum of 2.5 in 2007, 3.0 in 2008 and 2.5 from 2009 to 2014;

• Net indebtedness divided by the sum of net indebtedness and net equity – maximum of 0.80 from 2007 to 2014.

The indirect subsidiary ENERCAN's loans from the BNDES and IDB contain clauses that require the subsidiary to maintain certain financial ratios within preestablished parameters. As a result of the damage that occurred in the bypass tunnels of the Campos Novos hydropower plant, the start of commercial operations was postponed, compromising generation of the cash required to meet certain contractual obligations by the deadline originally foreseen. ENERCAN's management has already asked the respective financial institutions to review the contractual parameters, and has obtained confirmation that this review will not involve declaration of early maturity of the loan contract.

Other loan and financing agreements are subject to certain restrictive covenants, including clauses that require the Company and its subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2007.

Company management monitors these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of the management, these restrictive covenants and clauses are being complied with, except in relation to ENERCAN, as mentioned above.

SWAP OPERATIONS

The net gains and losses on the swap operations contracted by the Company and its subsidiaries, including contracting on short-term operations, are recorded under Derivatives, and corresponding amounts are recognized under financial income or expense. The consolidated results of these operations as of September 30, 2008, were an asset of R$ 57,058 and a liability of R$ 54,385 (liability of R$ 156,433 as of June 30, 2008). See Note 28 for further details of the investments in derivatives.

(16) DEBENTURES

					Consolidated

					September 30, 2008				June 30, 2008

	Issued	Remuneration	Amortization Conditions	Collateral	Interest	Current	Non current	Total	Interest	Current	Non current	Total

Parent Company
3rd issue
Single series	45,000	CDI + 0.45% p.a. (1)	3 annual installments from September 2012	Unsecured	4,432	-	450,000	454,432	16,678	-	450,000	466,678
CPFL Paulista
2nd issue
1st series	11,968	109% of the CDI	July 1, 2009.	Unsecured	4,124	119,680	-	123,804	6,985	-	119,680	126,665
2nd series	13,032	IGP-M + 9.8% p.a.	July 1, 2009.	Unsecured	4,113	168,501	-	172,614	15,978	-	165,795	181,773
3rd issue
1st series	64,000	104.4% of CDI	3 annual installments from December 2011	Credit of CPFL Energia	27,655	-	640,000	667,655	6,032	-	640,000	646,032

CPFL Piratininga					35,892	288,181	640,000	964,073	28,995	-	925,475	954,470
1st issue

Single series	40,000	104% of the CDI	2 annual installments from January 2010	Guarantee of CPFL Energia	13,142	-	400,000	413,142	22,247	-	400,000	422,247

RGE
2nd issue

1st series	2,620	IGP-M + 9.6% p.a.	1 installment on April 1, 2011	Unsecured	1,312	1,557	26,200	29,069	613	1,112	26,200	27,925
2nd series	20,380	106.0% of CDI	1 installment on April 1, 2009	Unsecured	12,954	203,800	-	216,754	5,828	203,800	-	209,628
3rd issue

1st series	1	CDI + 0.60% p.a. (2)	3 annual installments from December 2011	Credit of CPFL Energia	4,348	-	100,000	104,348	950	-	100,000	100,950

2nd series	1	CDI + 0.60% p.a. (3)	3 annual installments from December 2011	Credit of CPFL Energia	4,643	-	140,000	144,643	7,972	-	140,000	147,972

3rd series	1	CDI + 0.60% p.a. (4)	3 annual installments from December 2011	Credit of CPFL Energia	869	-	40,000	40,869	1,851	-	40,000	41,851

4rd series	1	CDI + 0.60% p.a. (5)	3 annual installments from December 2011	Credit of CPFL Energia	3,153	-	50,000	53,153	1,422	-	50,000	51,422

5rd series	1	CDI + 0.60% p.a. (5)	3 annual installments from December 2011	Credit of CPFL Energia	3,153	-	50,000	53,153	1,422	-	50,000	51,422

					30,432	205,357	406,200	641,989	20,058	204,912	406,200	631,170

CPFL Geração
				Guarantee of CPFL Energia, Receivables and CPFL Geração common nominal shares

2nd Issue	69,189	TJLP + 4 to 5% p.a.	Semiannual with settlement in June 2009		5,102	158,041	-	163,143	1,175	157,946	-	159,121

Baesa

1st series	9,000	100% of the CDI+ 0.3% p.a.	Quarterly with settlement in August 2016.	Letters of Credit	550	3,164	22,150	25,864	490	3,164	22,941	26,595

2nd series	9,000	100% of the CDI+ 0.4% p.a.	Annually with settlement in August 2016.	Letters of Credit	205	-	9,331	9,536	1,347	-	9,331	10,678

					755	3,164	31,481	35,400	1,837	3,164	32,272	37,273

					89,755	654,743	1,927,681	2,672,179	90,990	366,022	2,213,947	2,670,959

The Company and its subsidiaries hold swap positions that convert the fixed rate component of the interest on the transaction into a variable interest rate in reais, corresponding to:
(1) 104.4% of CDI	(3) 104.85% of CDI	(5) 104.87% of CDI
(2) 105.7% of CDI	(4) 104.9% of CDI

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants, including clauses that require the subsidiaries to maintain certain financial ratios within pre-established parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2007. In the opinion of the subsidiary's Management, these restrictive covenants and clauses are being adequately complied with.

(17) SUPPLIERS

	Consolidated

	September	June 30,
	30, 2008	2008

System service charges	18,445	18,081
Energy purchased	610,501	600,063
Electricity network usage charges	109,623	97,318
Materials and services	88,200	78,848
Regulatory liability (note 3)	29,439	29,651
Other	26,427	18,494

Total	882,635	842,455

(18) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Parent Company			Consolidated

	Current		Current		Non current

	September	June 30,	September	June 30,	September	June 30,
	30, 2008	2008	30, 2008	2008	30, 2008	2008

ICMS (State VAT)	-	-	277,179	275,708	-	-
PIS (Tax on revenue)	-	-	10,842	9,962	-	169
COFINS (Tax on revenue)	-	-	49,657	47,253	2,512	3,291
IRPJ (Corporate income tax)	-	12,129	115,842	104,019	11,164	17,392
CSLL (Social contribution tax)	-	2,813	20,420	21,330	3,812	6,056
IRRF (Withholding tax on equity interest)	-	-	-	14,751	-	-
Other	65	50	21,801	19,276	(152)	-

Total	65	14,992	495,741	492,299	17,336	26,908

(19) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social - ELETROCEEE, the indirect subsidiary CPFL Santa Cruz, through BB Previdência – Fundo de Pensão Banco do Brasil, and the subsidiary CPFL

Jaguariuna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

A Mixed Benefit Plan is currently in effect for the employees of the subsidiary CPFL Paulista.

On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 260 installments, amortized monthly, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of September 30, 2008 is R$ 598,535 (R$ 586,296 as of June 30, 2008).

II – CPFL Piratininga

As a result of the split-off of Bandeirante Energia S.A. (the subsidiary’s predecessor), the subsidiary CPFL Piratininga assumed the responsibility for the actuarial liabilities for its retired and discharged employees up to the date of the split-off, as well as the responsibilities relating to the active employees transferred to CPFL Piratininga.

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for CPFL Piratininga’s employees.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP, to be liquidated in 260 installments, amortized on a monthly basis, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of September 30, 2008 is R$ 155,351 (R$ 152,304 as of June 30, 2008).

III – RGE

A defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE. Only those employed prior to the spin-off from CEEE to RGE are entitled to this benefit.

IV – CPFL Santa Cruz

The subsidiary CPFL Santa Cruz has a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of the subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a monthly basis, in 260 installments, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. As of September 30, 2008, the balance of the liability, which is restated annually in line with the changes in the actuarial deficit calculated in accordance with the criteria of the Supplementary Pensions Department, was R$ 12,094 (R$ 11,846 as of June 30, 2008).

VI – CPFL Jaguariúna

The subsidiary CPFL Jaguariúna has a defined contribution plan.

The changes in net actuarial liability as of September 30 and June 30, 2008, pursuant to CVM Resolution nº 371/2000, are as follows:

	September 30, 2008

	CPFL	CPFL		CPFL	Consolidated
	Paulista	Piratininga	RGE	Geração

Net actuarial liability at the beginning of the
quarter	472,147	129,460	(5,362)	8,151	604,396
Income recognized in income statement	(16,579)	(3,091)	(921)	(447)	(21,038)
Sponsor's contributions during the period	(12,492)	(5,321)	-	(269)	(18,082)

Net actuarial liability at the end of the
period	443,076	121,048	(6,283)	7,435	565,276

Other contributions	12,481	2,709	10,678	211	26,079

TOTAL	455,557	123,757	4,395	7,646	591,355

Current	31,498	8,976	(2,424)	801	38,851
Non current	424,059	114,781	6,819	6,845	552,504

	455,557	123,757	4,395	7,646	591,355

	June 30, 2008

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Net actuarial liability at the beginning of the
year	500,684	136,440	(4,441)	8,855	641,538
Income recognized in income statement	(16,580)	(3,091)	(921)	(447)	(21,039)
Sponsor's contributions during the period	(11,957)	(3,889)	-	(257)	(16,103)

Net actuarial liability at the end of the
period	472,147	129,460	(5,362)	8,151	604,396

Other contributions	12,398	497	13,282	164	26,341

TOTAL	484,545	129,957	7,920	8,315	630,737

Current	30,507	8,287	483	734	40,011
Non current	454,038	121,670	7,437	7,581	590,726

	484,545	129,957	7,920	8,315	630,737

The revenues recognized are as follows:

	3rd Quarter 2008

	CPFL	CPFL		CPFL	Consolidated
	Paulista	Piratininga	RGE	Geração

Cost of service	271	1,143	308	27	1,749
Interest on actuarial liabilities	67,046	16,618	4,003	1,426	89,093
Expected return on assets	(83,888)	(20,505)	(5,843)	(1,865)	(112,101)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains amortization	-	-	(310)	-	(310)

Subtotal	(16,571)	(2,741)	(1,842)	(412)	(21,566)
Expected contributions from participants	(8)	(350)	-	(35)	(393)

Subtotal	(16,579)	(3,091)	(1,842)	(447)	(21,959)

Decrease of 50% on prepaid pension
expense (*)	-	-	921	-	921

Total	(16,579)	(3,091)	(921)	(447)	(21,038)

	3rd Quarter 2007

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Cost of service	262	1,022	225	22	1,531
Interest on actuarial liabilities	64,878	16,272	2,831	1,363	85,344
Expected return on assets	(74,137)	(18,424)	(3,834)	(1,614)	(98,009)
Unrecognized cost of past service	-	3	-	-	3
Unrecognized actuarial gains amortization	-	-	(965)	-	(965)

Subtotal	(8,997)	(1,127)	(1,743)	(229)	(12,096)

Expected contributions from participants	(9)	(477)	-	-	(486)

Total	(9,006)	(1,604)	(1,743)	(229)	(12,582)

(*) As the sponsor, RGE, matches the participants’ contributions to this plan, only 50% was recorded.

The revenues were recorded in the following accounts in the statement of operations:

	3rd Quarter 2008

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Operating cost	(16,579)	(3,091)	(921)	(447)	(21,038)

Total	(16,579)	(3,091)	(921)	(447)	(21,038)

	3rd Quarter 2007

	CPFL	CPFL		CPFL
	Paulista	Piratininga	RGE	Geração	Consolidated

Operating cost	(9,006)	(1,604)	(1,743)	13	(12,340)
Operating expenses	-	-	-	(242)	(242)

Total	(9,006)	(1,604)	(1,743)	(229)	(12,582)

(20) REGULATORY CHARGES

	Consolidated

	September	June 30,
	30, 2008	2008

Fee for the use of water resources	2,509	2,371
Global Reverse Fund - RGR	7,140	6,947
ANEEL inspection fee	1,832	1,830
Fuel Consumption Account - CCC	47,151	28,558
Energy Development Account - CDE	33,054	33,054

Total	91,686	72,760

(21) RESERVE FOR CONTINGENCIES

	Consolidated

	September 30, 2008				June 30, 2008

	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other deposits, Judicial (2)

Labor
Various	57,599	48,872	8,727	54,425	60,837	51,484	9,353	44,824

Civil
General damages	16,629	16,217	412	37,781	18,037	13,256	4,781	43,973
Tariff increase	11,026	3,090	7,936	15,307	11,302	3,005	8,297	7,056
Energy purchased	24,276	13,227	11,049	-	24,275	13,228	11,047	-
Other	6,678	5,452	1,226	10,013	6,772	5,504	1,268	9,996

	58,609	37,986	20,623	63,101	60,386	34,993	25,393	61,025

Tax
FINSOCIAL	18,377	18,377	-	33,984	18,270	18,270	-	33,787
Increase in basis - PIS and COFINS	1,253	652	601	-	1,396	-	1,396	-
Interest on shareholders’ equity - PIS
and COFINS	59,576	-	59,576	301	58,112	-	58,112	301
Income tax	58,068	38,226	19,842	404,358	55,942	36,056	19,886	393,844
Other	8,176	5,216	2,960	13,083	7,961	5,031	2,930	12,941

	145,450	62,471	82,979	451,726	141,681	59,357	82,324	440,873

Total	261,658	149,329	112,329	569,252	262,904	145,834	117,070	546,722

The changes in the balances in the quarter ended September 30, 2008 are as follows:

	Consolidated

	June 30, 2008	Addition	Reversal	Payment	Monetary	September 30,
					Restatement	2008

Labor	60,837	349	(882)	(2,705)	-	57,599
Civil	60,386	1,450	(1,351)	(1,876)	-	58,609
Tax	141,681	2,249	(430)	(12)	1,962	145,450

Reserve for contingencies - Gross	262,904	4,048	(2,663)	(4,593)	1,962	261,658

Escrow Deposits (1) + (2)	692,556	21,932	(7,129)	(1,905)	13,127	718,581

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries. Details of the reserves for contingencies are presented in the financial statements as of December 31, 2007.

Possible Losses: The Company and its subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of September 30, 2008, the claims relating to possible losses were as follows: (i) R$ 217,935 for labor suits (R$ 214,766 as of June 30, 2008); (ii) R$ 495,370 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 394,771 as of June 30, 2008); and (iii) 516,440 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS R$ (R$ 475,343 as of June 30, 2008).

Escrow Deposit - Income Tax: refers to discussion of the deductibility for income tax purposes of expense recorded in 1997 in respect of the welfare deficit of the pension plan of the subsidiary CPFL Paulista's employees in relation to Fundação CESP, due to the renegotiation and renewal of debt in that year. After consulting the Brazilian Federal Income Office, CPFL Paulista obtained a favorable answer in Note MF/SRF/COSIT/GAB nº 157 of April 9, 1998, and used the tax deductibility of the expense, thereby generating tax loss carryforwards in that year. In March 2000, CPFL Paulista was assessed by the tax inspectors in relation to use of the tax loss carryforwards in 1997 and 1998. In 2007, as a result of the legal decision demanding the deposit to permit continuity of the discussions, CPFL Paulista made the escrow deposit, restated to September 30, 2008 at R$ 402,801 (R$ 391,814 as of June 30, 2008). This deductibility also affected other taxes and, in order to be able to continue the discussions, the subsidiary CPFL Paulista offered a total of R$ 223,505 (bank guarantees), restated as of September 30, 2008. Based on the updated position of the legal counsel in charge of this case, the risk of loss continues to be classified as remote.

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Interim Financial Statements, or that might result in the significant impact on future earnings.

(22) OTHER ACCOUNTS PAYABLE

	Consolidated

	Current		Long-term

	September	June 30,	September	June 30,
	30, 2008	2008	30, 2008	2008

Consumers and Concessionaires	53,185	51,510	-	-
Regulatory Liability (note 3 )	176,021	183,748	35,322	23,253
Energy Efficiency Program - PEE	37,148	37,465	75,002	73,646
Research & Development - P&D	36,082	32,729	52,117	49,461
National Scientific and Technological
Development Fund - FNDCT	24,765	23,819	228	2,277
Energy Research Company - EPE	12,023	12,074	114	632
Fund for Reversal	-	-	17,751	17,751
Advances	13,864	10,457	92,429	82,597
Interest on Compulsory Loan	3,650	4,120	-	-
Emergency Charges (ECE/EAEE)	3,237	4,929	-	-
Provision for Environmental Expenses	6,987	8,252	544	541
Payroll	6,898	5,990	-	-
Profit sharing	19,720	19,479	-	-
Other	63,833	51,935	9,370	6,434

Total	457,413	446,507	282,877	256,592

(23) SHAREHOLDERS’ EQUITY

The shareholders' participations the in the Company's equity as of September 30, 2008 and June 30, 2008 are distributed as follows:

	Total Shares

	September 30, 2008		June 30, 2008

	Common	Interest	Common	Interest
Shareholders	Shares	%	Shares	%

VBC Energia S.A.	136,329,808	28.41	136,329,808	28.41
521 Participações S.A.	149,233,727	31.10	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	27,465,653	5.72	27,465,653	5.72
Brumado Holdings S.A.	28,420,052	5.92	28,420,052	5.92
Board Members	3,112	-	3,112	-
Executive Officers	13,590	-	31,102	0.01
Other Shareholders	77,731,485	16.20	77,713,973	16.19

Total	479,910,938	100.00	479,910,938	100.00

Interest on Shareholders’ Equity and Dividend

	Parent Company

	September	June 30,
	30, 2008	2008

Interest Payable on Shareholders’ Equity	439	441

Dividend Payable
VBC Energia S.A.	-	170,892
521 Participações S.A.	-	187,067
Bonaire Participações S.A.	-	76,105
BNDES Participações S.A.	-	34,429
Other Shareholders	16,531	147,084

Subtotal	16,531	615,577

Total	16,970	616,018

During the quarter, the Company paid an interim dividend and interest on equity of R$ 599,048, as declared and provided as of June 30, 2008.

(24) OPERATING REVENUES

	Consolidated

	2008		2007

Revenue from eletric energy operations	3rd Quarter	Nine months	3rd Quarter	Nine months

Consumer class
Residential	1,080,093	3,363,073	1,136,254	3,387,733
Industrial	1,033,331	3,062,751	1,080,990	3,028,394
Commercial	555,984	1,789,087	591,422	1,842,920
Rural	107,794	327,470	129,832	344,655
Public Administration	81,651	251,798	88,029	259,040
Public Lighting	64,348	200,484	71,719	206,226
Public Services	101,969	315,841	114,663	332,281

Billed	3,025,170	9,310,504	3,212,909	9,401,249
Unbilled (Net)	5,375	(40,221)	58,388	25,229
Emergency charges - ECE/EAEE	4	14	12	41
Realization of extraordinary tariff adjustment (note 3 a)	(880)	(2,669)	(53,705)	(163,442)
Realization of free energy (note 3 a)	(263)	(763)	(19,583)	(57,223)
Tariff review - Remuneration base (note 3 b.1)	-	728	2,078	6,142
Realization of tariff review - Remuneration base (note 3 b.1)	-	(2,193)	(12,484)	(34,476)
Tariff review - Depreciation (note 3 b.1)	-	-	-	6,310
Realization of tariff review - Depreciation (note 3 b.1)	-	(13,147)	(12,470)	(23,854)
Realization of tariff review - Purchase of electric energy from Itaipu (nota 3.b.3)	-	-	-	(13,052)
Other financial components	300	(10,972)	2,771	23,665
Realization of other financial components	5,657	(7,421)	(13,743)	(17,626)
Discount of tariff adjustment TUSD and irrigation (note 3.b.3)	13,452	27,066	19,328	53,018
Realization of discount of tariff adjustment TUSD and irrigation (note 3.b.3)	(25,411)	(54,454)	(11,609)	(25,283)
Discount TUSD Generation (note 3.b.3)	-	11,679	-	-
Realization of discount TUSD Generation (note 3.b.3)	(2,920)	(5,256)	-	-

ELECTRICITY SALES TO FINAL CONSUMERS	3,020,484	9,212,895	3,171,892	9,180,698

Furnas Centrais Elétricas S.A.	81,161	241,754	75,320	223,534
Other concessionaires and licensees	141,485	396,051	98,171	217,673
Current electric energy	18,533	25,470	27,048	44,434

ELECTRICITY SALES TO WHOLESALER	241,179	663,275	200,539	485,641

Revenue due to network usage charge - TUSD	190,802	568,301	208,409	607,239
Low income consumer's subsidy (note 3 d)	17,735	44,036	6,709	7,212
Other revenue and income	51,109	153,939	39,116	97,190

OTHER OPERATING REVENUES	259,646	766,276	254,234	711,641

Total	3,521,309	10,642,446	3,626,665	10,377,980

	Consolidated

	2008		2007

Revenue from Eletric Energy Operations - Consolidated - GWh (*)	3rd Quarter	Nine months	3rd Quarter	Nine months

Consumer class
Residential	2,918	8,653	2,671	7,993
Industrial	4,129	12,026	4,316	12,277
Commercial	1,654	5,096	1,505	4,791
Rural	612	1,819	669	1,802
Public Administration	256	754	238	712
Public Lighting	340	1,010	328	953
Public Services	408	1,217	396	1,180

Billed	10,317	30,575	10,123	29,708
Own Consumption	8	24	7	21

Electric Energy distributed	10,325	30,599	10,130	29,729

Furnas Centrais Elétricas S.A.	763	2,272	763	2,263
Other Concessionaires and Licensees	1,340	3,632	1,081	2,866
Current Electric Energy	203	546	368	1,561

ELECTRICITY SALES TO WHOLESALER	2,306	6,450	2,212	6,690

	Consolidated

	September 30,	September 30,
Number of consumers (*)	2008	2007

Consumer class
Residential	5,531,805	5,334,690
Industrial	77,111	86,429
Commercial	492,259	481,964
Rural	229,820	263,674
Public Administration	41,636	40,703
Public Lighting	5,944	4,294
Public Services	6,412	6,259

TOTAL	6,384,987	6,218,013

(*) Information not reviewed by the independent auditors.

In the quarter, the indirect subsidiary CERAN finalized the negotiations with the Japanese Government in relation to the transfer of the Monte Claro Hydropower Plant's carbon credits for the period from March 2005 to February 2008 to the Tokyo Electric Power Company – TEPCO, receiving an amount of R$ 8,875 from this transaction (R$ 5,769 in proportion to the participation of the subsidiary CPFL Geração), recorded in “Other Operating Income”.

(25) COST OF ELECTRIC ENERGY

	Consolidated

	2008		2007

Electricity purchased for resale	3rd Quarter	Nine months	3rd Quarter	Nine months

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	227,433	675,349	245,660	754,255
Furnas Centrais Elétricas S.A.	24,473	72,597	23,107	65,765
CESP - Cia Energética de São Paulo	32,633	100,947	32,641	49,637
Cia de Geração de Energia Elétrica do Tietê	7,228	20,903	8,440	23,845
Duke Energy Inter. Ger. Paranapanema S.A.	4,026	11,371	26,059	82,774
Tractebel Energia S.A.	243,280	695,101	249,619	750,145
Petróleo Brasileiro S.A. Petrobrás	51,586	137,760	53,258	140,995
CHESF - Cia Hidro Elétrica do São Francisco	24,701	73,488	11,002	31,980
CEMIG - Cia Energética de Minas Gerais	18,485	56,920	5,140	15,506
TermoRio S.A.	18,376	56,459	-	-
Enguia Gen	2,368	38,561	-	-
AES Uruguaiana Ltda.	44,098	125,153	45,336	117,872
Câmara de Comercialização de Energia Elétrica - CCEE	38,408	231,113	36,983	41,609
Other	93,172	307,665	62,364	179,638

	830,267	2,603,387	799,609	2,254,021
Energy Purchased in the Free Market - ACL	390,355	1,074,891	348,961	976,845

	1,220,622	3,678,278	1,148,570	3,230,866
Deferral/Amortization net effect - CVA	141,551	221,428	53,580	(30,545)
Overcontracting of energy (note 3 b.3)	(98,431)	64,031	(11,400)	(57,263)
Refund to consumer - Tariff adjustments (note 3 b.3)	-	(26,212)	(24,861)	51,074
PIS and COFINS credit	(112,417)	(341,357)	(104,921)	(287,591)
Other	746	1,947	267	267

Subtotal	1,152,071	3,598,115	1,061,235	2,906,808

Electricity Network Usage Charge

Basic network charges	200,099	545,178	163,342	474,127
Charges for transmission from Itaipu	19,574	54,381	16,476	48,620
Connection charges	18,715	50,044	6,805	32,581
Cost of network usage	2,280	6,984	2,388	3,839
System Service Charges - ESS	38,085	129,905	(906)	8,517

	278,753	786,492	188,105	567,684
Net effect of deferral and amortization - CVA	(62,108)	(134,080)	1,685	9,901
Credit of PIS and COFINS	(18,345)	(54,450)	(16,635)	(49,439)

Subtotal	198,300	597,962	173,155	528,146

Total	1,350,371	4,196,077	1,234,390	3,434,954

	Consolidated

	2008		2007

Electricity Purchased for Resale - GWh (*)	3rd Quarter	Nine months	3rd Quarter	Nine months

Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	2,794	8,298	2,784	8,216
Furnas Centrais Elétricas S.A.	312	939	305	890
CESP - Cia Energética de São Paulo	435	1,281	407	641
Cia de Geração de Energia Elétrica do Tietê	76	226	97	276
Duke Energy Inter. Ger. Paranapanema S.A.	55	157	266	856
Tractebel Energia S.A.	1,796	5,299	1,997	6,073
Petróleo Brasileiro S.A. Petrobrás	462	1,225	464	1,234
CHESF - Cia Hidro Elétrica do São Francisco	311	935	160	468
CEMIG - Cia Energética de Minas Gerais	158	526	64	196
TermoRio S.A.	80	285	-	-
Enguia Gen	-	83	-	-
AES Uruguaiana Ltda.	327	916	327	917
Câmara de Comercialização de Energia Elétrica - CCEE	680	2,012	243	455
Other	749	2,199	558	1,587

Subtotal	8,235	24,381	7,672	21,809
Energy Purchased in the Free Market - ACL	4,268	11,816	4,489	14,158

Total	12,503	36,197	12,161	35,967

(*) Information not reviewed by the independent auditors

(26) OPERATING EXPENSES

	Parent company

	2008		2007

General and Administrative Expenses	3rd Quarter	Nine months	3rd Quarter	Nine months

Personnel	727	2,071	620	1,367
Materials	22	45	15	47
Outside Services	(47)	6,260	1,691	8,560
Leases and Rentals	44	114	5	91
Depreciation and Amortization	24	74	25	75
Publicity and Advertising	226	603	196	1,455
Legal, Judicial and Indemnities	6	402	-	209
Donations, Contributions and Subsidies	-	138	-	-
Other	2,437	3,698	455	1,210

Total	3,439	13,405	3,007	13,014

	Consolidated

	2008		2007

Sales and Marketing Expenses	3rd Quarter	Nine months	3rd Quarter	Nine months

Personnel	14,697	49,232	14,508	40,774
Materials	752	2,101	606	1,649
Outside Services	25,257	48,386	16,619	44,258
Allowance for Doubtful Accounts	8,081	30,266	14,257	31,026
Depreciation and Amortization	2,910	8,724	2,715	7,256
Collection Tariffs and Services	12,226	35,911	11,905	34,508
Other	2,682	6,732	3,373	10,484

Total	66,605	181,352	63,983	169,955

General and Administrative Expenses

Personnel	32,303	99,593	29,366	81,545
Materials	1,719	4,759	1,254	3,379
Outside Services	35,993	105,790	37,696	103,981
Leases and Rentals	1,587	3,540	1,070	3,073
Depreciation and Amortization	2,229	16,198	5,175	14,341
Publicity and Advertising	2,020	3,633	1,198	3,888
Legal, Judicial and Indemnities	2,666	14,387	6,299	20,885
Donations, Contributions and Subsidies	967	3,202	962	2,778
Other	4,197	16,028	2,524	11,622

Total	83,681	267,130	85,544	245,492

Other Operating Expenses

Inspection Fee	6,785	18,784	5,751	15,657
RTE and Free Energy Losses	76	586	30	9,420
Other	(886)	74	1,208	1,212

Total	5,975	19,444	6,989	26,289

Goodwill Amortization	9,530	28,591	8,930	25,260

Total Operating Expenses	165,791	496,517	165,446	466,996

(27) FINANCIAL INCOME (EXPENSE)

	Parent Company

	2008		2007

Financial Income	3rd Quarter	Nine months	3rd Quarter	Nine months

Income from Short-term Financial Investments	8,420	26,550	8,736	21,215
Interest on Prepaid Income and Social Contribution
Taxes	669	2,354	617	2,344
Monetary and Exchange Variations	-	2,597	-	111
PIS and COFINS of Interest on Equity	-	(9,097)	-	(6,518)
Other	2,758	4,674	1,116	2,791

Subtotal	11,847	27,078	10,469	19,943
Interest on shareholder´s equity	-	98,340	-	70,464

TOTAL	11,847	125,418	10,469	90,407

Financial Expense

Debt Charges	(15,370)	(45,628)	(15,230)	(18,228)
Banking Expenses	-	(12)	(72)	(2,856)
Monetary and Exchange Variations	(100)	(6,803)	(3,600)	(29,906)
Other	(1,689)	(4,866)	(728)	(2,028)

Subtotal	(17,159)	(57,309)	(19,630)	(53,018)
Goodwill Amortization	(32,299)	(96,903)	(28,476)	(78,864)

Total	(49,458)	(154,212)	(48,106)	(131,882)

Net financial expenses	(37,611)	(28,794)	(37,637)	(41,475)

	Consolidated

	2008		2007

Financial Income	3rd Quarter	Nine months	3rd Quarter	Nine months

Income from Short-term Financial Investments	42,777	104,578	32,560	82,748
Late Payments Charges	29,097	87,477	28,649	80,111
Interest on Prepaid Income and Social Contribution Taxes	1,719	5,489	4,508	8,796
Interest on Escrow deposits	13,127	35,789	5,151	8,041
Monetary and Exchange Variations	20,959	30,121	(1,543)	(3,487)
Remuneration Interest - CVA and Parcel "A"	8,039	30,594	14,355	55,208
Discount on purchase of ICMS credit	1,845	7,811	4,264	10,591
Interest of Realization of Extraordinary Tariff Adjustment (note 3 a)	149	477	3,939	16,053
PIS and COFINS of Interest on Equity	-	(9,097)	-	(6,518)
Other	12,764	31,733	7,158	26,153

Total	130,476	324,972	99,041	277,696

Financial Expense

Debt Charges	(158,429)	(418,545)	(134,588)	(390,320)
Banking Expenses	(911)	(3,131)	(16,158)	(59,129)
Monetary and Exchange Variations	(62,126)	(161,281)	(28,195)	(81,848)
Other	(8,796)	(23,633)	(6,740)	(27,283)

Subtotal	(230,262)	(606,590)	(185,681)	(558,580)
Goodwill Amortization	(38,476)	(115,429)	(37,212)	(106,159)

Total	(268,738)	(722,019)	(222,893)	(664,739)

Net financial expenses	(138,262)	(397,047)	(123,852)	(387,043)

(28) FINANCIAL INSTRUMENTS AND OPERATING RISKS

28.1 COMMENTS ON RISKS AND COMPLIANCE WITH CVM INSTRUCTION Nº 550 (DISCLOSURE OF DERIVATIVE OPERATIONS)

The business of the Company and its subsidiaries comprises, principally, generation, sale and distribution of electric energy. As public service concessionaires, the operations and tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect their business are the following:

Exchange Rate Risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The Company and its subsidiaries substancially protect themselves against the risks of raising funds in foreign currency by contracting swap operations, indexing the liabilities to the variation in the CDI. The Company’s subsidiaries are also exposed in their operations to exchange variations in the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses. These operations are recorded on the accrual basis and in accordance with the terms of the contractual instrument.

Interest Rate Risk: This risk is derived from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The Company and its subsidiaries set loans taken out in local currency against regulatory assets, restated in accordance with the variation in the SELIC rate. Swap operations have been contracted for a portion of the debentures issued, as protection against variations in the interest rate. The subsidiaries also aim to increase the number of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the Company and its subsidies as low, as it is spread over the number of customers and in view of the collection policy and cutting off supplies to defaulting costumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall could reduce the volume of water in the reservoirs of the power plants and result in losses based on the increase in costs of purchasing energy or a reduction in revenues arising from the adoption of a new rationing program, as in 2001.

Risk of Acceleration of Debts: The subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation and others. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

28.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

As of September 30, 2008, the principal financial asset and liability instruments of the Company and its subsidiaries are as follows:

• Cash and banks – with market values approximately equivalent to the amounts stated in the balance sheets (note 4);
• Investments – investments are valued by the equity method of accounting (note 13);
• Regulatory Assets and Liabilities – the amounts are recorded in accordance with the criteria defined by ANEEL rules and instructions (note 3);
• Loans and Financing - are valued in accordance with the criteria stipulated in the contracts and the characteristics defined in note 15;
• Debentures – may be traded on the market and are valued in accordance with the criteria stipulated at the time of issue and the characteristics defined in note 16.

The book values of the main financial instruments for the Company and its subsidiaries, compared with the market funding amounts as of September 30, 2008 and June 30, 2008, are as follows:

	Parent Company

	September 30, 2008		June 30, 2008

	Book Value	Fair Value	Book Value	Fair Value

Debentures (note 16)	(454,432)	(461,928)	(466,678)	(474,341)
Derivatives (note 15)	(35)	(2,271)	(44)	(105)

Total	(454,467)	(464,199)	(466,722)	(474,446)

	Consolidated

	September 30, 2008		June 30, 2008

	Book Value	Fair Value	Book Value	Fair Value

Loans and financing (note 15)	(3,987,522)	(3,722,174)	(3,557,365)	(3,321,746)
Debentures (note 16)	(2,672,179)	(2,699,468)	(2,670,959)	(2,710,826)
Derivatives (note 15)	2,673	(39,062)	(156,433)	(169,913)

Total	(6,657,028)	(6,460,704)	(6,384,757)	(6,202,485)

The estimates of the market value of these financial instruments (including derivatives) for the Company and its subsidiaries were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally relating to the loan linked to the regulatory assets and credits receivable from CESP, the subsidiaries assumed that the market value corresponds to the respective book value.

28.3 DERIVATIVES

The Company and its subsidiaries use derivatives to manage the risks associated with variations in exchange and interest rates, and have sufficient exchange swaps to cover the degree of net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The protection financial instrument contracted by the Company and its subsidiaries comprises currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments.

As of September 30, 2008, the Company and its subsidiaries held swap operations as a hedge against their exposure to variations in exchange and interest rates, as shown below:

	Book values

Company / Strategy	Assets	(Liabilities)	Net Assets (Liabilities)	Net market value	Loss on mark to market(2)	Currency / index	Maturity	Notional value

CPFL Energia (parent company)
Interest rate hedge (1)	-	(35)	(35)	(2,271)	(2,236)	CDI + spread	March 2009 to March 2014	450,000

CPFL Paulista
Exchange rate hedge	29,575	(55,610)	(26,035)	(53,721)	(27,686)	yen	August 2009 to January 2012	439,466
Exchange rate hedge	-	1,261	1,261	1,162	(99)	dollar	October 2008 to April 2009	14,497

	29,575	(54,349)	(24,774)	(52,559)	(27,785)

CPFL Piratininga
Exchange rate hedge	3,603	-	3,603	3,091	(512)	dollar	February 2009	42,428

CPFL Geração
							April 2010 to
Exchange rate hedge	20,833	-	20,833	10,636	(10,197)	yen	January 2011	486,760
Exchange rate hedge	1,070	-	1,070	925	(145)	dollar	October 2008	62,042

	21,903	-	21,903	11,561	(10,342)

RGE

							December 2008 to
Interest rate hedge (1)	14	(1)	13	(662)	(675)	CDI + spread	December 2013	380,000
Exchange rate hedge	1,899	-	1,899	1,717	(182)	yen	September 2009	27,000
Exchange rate hedge	64	-	64	61	(3)	dollar	October 2008	1,255

	1,977	(1)	1,976	1,116	(860)

Consolidated	57,058	(54,385)	2,673	(39,062)	(41,735)

(1)  The interest rate hedge swaps have a half-yearly validity, and the theoretical value decreases in accordance with amortization of the debt.
(2)  The Company and its subsidiaries do not record these amounts. For further information, see Note 29
*    The swaps are traded on the over-the-counter market
**   The counterparts in the swap operation are: Citibank, ABN, Banco do Brasil, Bradesco, HSBC, Itaú, Santander and BNP Paribas
***  For further detais of terms and information on debts and debentures, see Notes 15 and 16.

The Company and its subsidiaries recorded gains of R$ 64,450 in the nine-month period ended September 30, 2008 (R$ 166,932 in the quarter) on the derivatives held. The derivative contracts are recorded on the accrual basis (see Note 29).

These effects neutralized the impact of exchange variations on foreign currency indebtedness.

It should be noted that the subsidiary ENERCAN has no exchange hedge in relation to the debt of R$ 88,546 to BID and the BNDES, since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a loss of R$ 14,657 in the quarter (R$ 6,426 in the year), which will only be recovered after the subsidiary's next tariff adjustment.

The subsidiary CPFL Paulista also has a liability of R$ 47,866 tied to foreign currency, not secured on any derivative, as it has sufficient assets indexed in dollars (credit receivable from CESP and a fund tied to foreign currency – see Note 11) to offset any exchange impact.

(29) CHANGE IN THE LEGISLATION – AMENDMENT OF LAW 6.404/76 – LAW 11.638/07

Law 11.638/07 was enacted on December 28, 2007, amending, revoking and adding to the provisions of Brazilian Company Law (Law 6.404/76) relating to preparation and disclosure of Financial Statements. These changes came into effect as from January 1, 2008.

Solely to comply with the provisions of CVM Instruction 469, dated May 2, 2008, the Company analyzed the impacts caused by Law 11.638/2007 on its financial statements for the nine months ended September 30, 2008, comparated to the same period of 2007, and no significant effects were identified. In the opinion of Company management, the financial statements already reflect, in all material respects, the changes proposed by Law 11.638, based on the guidelines issued by the Brazilian Securities Commission - CVM.

The main introduced by this law, which came into effect as from 2008, are summarized below:

• Certain financial instruments and derivatives should be recorded at market value.
• Mandatory registration in fixed assets of physical assets to be used in the Company's operations, including those in respect of which the benefits, risks and control have been transferred to the Company;
• Pre-fixed long-term assets and liabilities, and relevant short-term assets and liabilities, should be adjusted to current value where the effects are relevant;
• Restriction of the use of deferred assets to pre-operating expenses and restructuring expenses that effectively contribute to increasing income in more than one fiscal year and that do not constitute simply any reduction in costs or increase in operating efficiency.

In Note 28, the Company discloses the market values of certain financial instruments. The impact of exchange variations on the market value of the derivatives, due mainly to the current crisis in the world financial markets, will result in a decrease in their realization value in comparison with the book value of R$ 27,545, net of tax effects. However, taking into consideration the international accounting practices issued the IASB, as established by IAS 39, with regard to measuring the derivatives to market value, the Company could also consider the effects of appreciation of the financial instruments tied to these derivatives at the time of contracting by measuring to market. Consequently, were this procedure to be adopted overall, the total impact would amount to R$ 11,691. However, the Company is awaiting CVM regulations on the matter prior to making the appropriate adjustments to the accounts.

Furthermore, the Company (i) was not affected by the change in the rule for evaluation of investments in associated companies, (ii) did not engage in any transactions involving premiums received on the issuing of debentures, donations or investment subsidies, (iii) does not have an accounting policy of revaluation of assets, (iv) has no remuneration based on shares, and (v) was not involved in any merger, amalgamation or spin off between unrelated parties, linked to the transfer of control.

As announced to the market, CVM intends to conclude, in 2008, the regulatory process for the provisions of corporate law that have been altered and that require regulation, and to review all its regulatory rulings on accounting matters, in order to check and eliminate any divergences in relation to the specific changes made by the new law.

The effects of application of the new Law on the Company's quarterly information have been evaluated based on the legislation and regulations in force as of this date, and may still change as a result of regulations to be issued by the appropriate agencies.

(30) SUBSEQUENT EVENT

A debenture was issued in a public offer on October 1, 2008, as deliberated in a meeting of the Board of Directors of the subsidiary CPFL Piratininga held on September 29, 2008. The debenture is a 2nd issue, registered, book entry, single series, subordinated debenture, not convertible into shares, with a unit par value of R$ 100,000 (one hundred million reais) on the issue date, bearing interest of 106,45% of the CDI and maturing on April 30, 2011. The debenture was issued in order to settle promissory notes to Banco do Brasil, maturing in a single installment in October 2008.

APENDIX I
CASH FLOWS

For the nine months period ended September 30, 2008 and 2007

	Parent Company		Consolidated

	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

OPERATING CASH FLOW
Income for the period	940,168	1,270,814	940,168	1,270,814
Adjustments to reconcile net income to cash derived from
operations
Non-controlling shareholders' interest	-	-	7,254	2,744
Monetary restatement of rationing regulatory assets	-	-	(33,183)	(63,787)
Provision for losses on rationing regulatory assets	-	-	587	9,420
Tariff review and adjustment	-	-	39,140	51,893
Other regulatory assets	-	-	90,403	51,505
Low income consumers’ subsidy	-	-	(44,036)	(7,212)
Depreciation and amortization	96,977	78,939	425,189	407,839
Reserve for contingencies	9,097	8,505	(10,190)	(1,917)
Interest, monetary and exchange restatement	(16,214)	(32,931)	100,616	(87,056)
Derivative contracts	(47,900)	(22,565)	(178,417)	81,544
Pension plan gain	-	-	(63,116)	(37,746)
Equity in subsidiaries	(1,104,671)	(1,400,162)	-	-
Loss (gain) on the write-off of permanent assets and investment	-	(3,307)	14,372	19,937
Deferred taxes - assets and liabilities	3,942	943	(26,689)	20,620
Research and development and energy efficiency programs	-	-	2,228	(5,119)
Other	-	-	20,942	(5,281)
REDUCTION (INCREASE) IN OPERATING ASSETS
Consumers, concessionaires and licensees	-	-	132,264	144,164
Dividend and interest on equity received	1,549,643	1,574,820	-	-
Recoverable taxes	6,078	3,794	29,474	14,995
Financial Investments	11,720	16	93,054	79,063
Deferred tariff costs variations	-	-	9,975	80,441
Additions (reduction) deferred charges	-	-	(3,917)	1,143
Escrow deposits	-	-	(35,419)	(393,038)
Other operating assets	(37)	(6,782)	(7,436)	(29,013)
INCREASE (DECREASE) IN OPERATING LIABILITIES
Suppliers	(12,332)	(4,827)	14,458	(20,939)
Taxes and social contributions payable	(208)	(222)	(88,649)	87,765
Payroll	-	-	(267)	-
Deferred tariff gains variations	-	-	27,450	48,067
Other liabilities for employee's pension plans	-	-	(66,053)	(64,174)
Interest on debts - accrued and paid	(24,056)	18,078	481	31,679
Interest on debts - incorporated interest	-	-	37,051	30,310
Regulatory charges	-	-	22,990	(27,718)
Other operating liabilities	164	369	69,206	38,488

CASH FLOWS PROVIDED BY OPERATIONS	1,412,371	1,485,482	1,519,930	1,729,431

INVESTMENT ACTIVITIES
Acquisition of investments (net of cash & cash equivalents)	(1)	(12)	(111)	(377,437)
Increase in property, plant and equipment	(17)	(25)	(804,866)	(864,903)
Financial investments	-	-	(54,817)	(11,649)
Redemption of financial investment	27,317	22,566	112,151	23,379
Advance energy purchase agreements	-	-	(717)	2,258
Increase in special obligations	-	-	57,240	42,534
Additions (reduction) to deferred charges	6,412	(729)	(448)	(12,696)
Sale of permanent assets	-	2,631	22,714	32,783
Advance for Future Capital Increase	-	(409,368)	-	-
Decrease (Increase) capital in subsidiary	39,997	12,400	(3)	-
Other	5,031	-	(198)	-

GENERATION (UTILIZATION) OF CASH IN INVESTMENTS	78,739	(372,537)	(669,055)	(1,165,731)

FINANCING ACTIVITIES
Loans, financing and debentures obtained	446,804	466,250	1,786,083	1,609,108
Payment of capital	-	-	1	-
Payments of loan and debentures	(623,034)	(34,500)	(1,568,586)	(776,809)
Dividend and interest on equity paid	(1,315,240)	(1,557,175)	(1,320,666)	(1,557,575)

GENERATION (UTILIZATION) OF CASH IN FINANCING	(1,491,470)	(1,125,425)	(1,103,168)	(725,276)

DECREASE IN CASH AND CASH EQUIVALENTS	(360)	(12,480)	(252,293)	(161,576)
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	5,744	25,429	927,898	540,364

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	5,384	12,949	675,605	378,788

SUPPLEMENTARY INFORMATION
Social contribution and income tax paid	-	-	546,183	477,972
Interest paid	69,339	137	418,811	331,252
Transactions with no cash effects
Advances for future capital increase through assumption of debts
of subsidiary	-	202,728	-	-

	69,339	202,865	964,994	809,224

	September 30,	December 31,	September 30,	December
CASH AND CASH EQUIVALENTS	2008	2007	2007	31, 2006

PARENT COMPANY
Balance according to Corporation Law	5,723	17,803	13,897	26,393
Reclassification - FAS 95 (1)	(339)	(12,059)	(948)	(964)

Adjusted balance	5,384	5,744	12,949	25,429

Consolidated
Balance according to Corporation Law	760,961	1,106,308	389,611	630,250
Reclassification - FAS 95 (1)	(85,357)	(178,411)	(10,823)	(89,886)

Adjusted balance	675,604	927,897	378,788	540,364

(1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short term cash investments which, while having immediate liquidity, have maturity dates of more than 90 days with early redemption subject to their market value, are subject to reclassification to Financial Investments.

 APENDIX II
Added Value Statements

For the nine months period ended September 30, 2008 and 2007

	Parent Company		Consolidated

	September	September	September	September
	30, 2008	30, 2007	30, 2008	30, 2007

1 - Revenues	(9,785)	3,309	10,591,819	10,322,735

1.1 Operating revenues	-	-	10,642,446	10,377,980
1.2 Provision for losses on the realization of regulatory assets	-	-	(586)	(9,420)
1.3 Allowance for doubtful accounts	-	-	(30,266)	(31,026)
1.4 Nonoperating income (expense)	(9,785)	3,309	(19,775)	(14,799)

2- ( - ) Inputs	(11,147)	(11,483)	(5,064,301)	(4,223,942)

2.1 - Electricity purchased for resale	-	-	(4,591,884)	(3,771,984)
2.2 - Outsourced services	(6,260)	(8,560)	(261,896)	(249,021)
2.3 - Material	(44)	(47)	(44,443)	(38,178)
2.4 - Other	(4,843)	(2,876)	(160,727)	(160,568)
2.5 - Cost of service rendered	-	-	(5,351)	(4,191)

3- Gross added value (1 + 2)	(20,932)	(8,174)	5,527,518	6,098,793

4- Retentions	(96,978)	(78,939)	(440,943)	(418,593)

4.1 - Depreciation and amortization	(75)	(75)	(296,923)	(287,174)
4.2 - Goodwill amortization	(96,903)	(78,864)	(144,020)	(131,419)

5- Net Added Value Generated (3 + 4)	(117,910)	(87,113)	5,086,575	5,680,200

6- Added value received in transfer	1,140,846	1,426,623	325,943	211,006

6.1 - Financial income	36,175	26,461	333,197	213,750
6.2 - Equity in subsidiaries	1,104,671	1,400,162	-	-
6.3 - Non-controlling shareholder's equity	-	-	(7,254)	(2,744)

7- Added value to be distributed (5 + 6)	1,022,936	1,339,510	5,412,518	5,891,206

8- Distribution of added value
8.1 - Personnel and charges	1,747	1,213	249,263	222,281
8.2 - Taxes, fees and contributions	23,716	17,230	3,611,690	3,961,415
8.3 - Interest and rentals	57,306	50,253	611,398	436,696
8.4 - Dividend	601,576	842,375	601,576	842,375
8.5 - Retained income for the period	338,591	428,439	338,591	428,439

	1,022,936	1,339,510	5,412,518	5,891,206

05.01 – COMMENTS ON PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 338,591 in the quarter, a decrease of 21.0% (R$ 89,848) compared to the same quarter of the previous year, due mainly to:

a) results of equity in subsidiaries, in relation to the performance of the subsidiaries, as shown below:

	3rd quarter 2008	3rd quarter 2007

CPFL Paulista	147,320	199,985
CPFL Piratininga	60,074	94,876
RGE	36,992	44,215
CPFL Santa Cruz	7,598	-
CPFL Geração	55,598	52,202
CPFL Brasil	64,978	59,177
Perácio Participações	9,793	10,454
CPFL Atende	(28)	-
Nova 4	-	3,410

Total	382,325	464,319

b) non-operating expense of R$ 8,687 was recorded in the quarter, as against income of R$ 109 in the same period of the previous year, due mainly to recognition of expenditures on prospecting for new business.

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2008	4 - 06/30/2008
1	Total assets	15,446,820	15,341,906
1.01	Current assets	3,658,868	3,671,522
1.01.01	Cash and banks	760,961	869,611
1.01.02	Credits	2,778,223	2,692,421
1.01.02.01	Accounts receivable	1,586,370	1,644,975
1.01.02.01.01	Consumers, concessionaires and licensees	1,670,971	1,734,280
1.01.02.01.02	(-) Allowance for doubtful accounts	(84,601)	(89,305)
1.01.02.02	Other credits	1,191,853	1,047,446
1.01.02.02.01	Financial Investments	38,250	36,316
1.01.02.02.02	Recoverable taxes	171,164	186,696
1.01.02.02.03	Deferred taxes	227,443	226,485
1.01.02.02.04	Deferred tariff cost variations	600,285	501,308
1.01.02.02.05	Prepaid expenses	124,307	96,641
1.01.02.02.06	Derivatives contracts	30,404	0
1.01.03	Materials and suppliers	14,989	15,351
1.01.04	Other	104,695	94,139
1.02	Noncurrent assets	11,787,952	11,670,384
1.02.01	Long-term assets	2,552,128	2,570,536
1.02.01.01	Other credits	1,494,054	1,527,095
1.02.01.01.01	Consumers, concessionaires and licensees	182,645	186,190
1.02.01.01.02	Financial investments	100,558	103,870
1.02.01.01.03	Recoverable taxes	95,813	96,903
1.02.01.01.04	Deferred taxes	1,115,038	1,140,132
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	1,058,074	1,043,441
1.02.01.03.01	Escrow deposits	569,252	546,722
1.02.01.03.02	Deferred tariff costs variations	162,146	277,103
1.02.01.03.03	Prepaid expenses	92,108	14,615
1.02.01.03.04	Derivatives contracts	26,654	0
1.02.01.03.05	Other	207,914	205,001
1.02.02	Permanent assets	9,235,824	9,099,848
1.02.02.01	Investments	2,573,417	2,617,536
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	0	0
1.02.02.01.04	Permanent equity interests - goodwill	1,752,690	1,791,166
1.02.02.01.05	Other investments	820,727	826,370
1.02.02.02	Property, plant and equipment	6,602,587	6,412,590
1.02.02.02.01	Property, plant and equipment	7,597,709	7,374,944
1.02.02.02.02	(-) Special obligation linked to the concession	(995,122)	(962,354)
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred charges	59,820	69,722

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 – 09/30/2008	4 - 06/30/2008
2	Total liabilities and shareholders’ equity	15,446,820	15,341,906
2.01	Current liabilities	3,723,518	3,801,553
2.01.01	Loans and financing	620,428	533,053
2.01.01.01	Accrued interest on debts	25,439	13,594
2.01.01.02	Loans and financing	594,989	519,459
2.01.02	Debentures	744,498	457,012
2.01.02.01	Accrued interest on debentures	89,755	90,990
2.01.02.02	Debentures	654,743	366,022
2.01.03	Suppliers	882,635	842,455
2.01.04	Taxes and social contributions payable	495,741	492,299
2.01.05	Dividends and interest on equity	25,650	624,735
2.01.06	Reserves	15	15
2.01.06.01	Reserve for contingencies	15	15
2.01.07	Due to related parties	0	0
2.01.08	Other	954,551	851,984
2.01.08.01	Employee pension plans	38,851	40,011
2.01.08.02	Regulatory charges	91,686	72,760
2.01.08.03	Accrued liabilities	60,198	57,397
2.01.08.04	Deferred tariff gains variations	252,018	231,027
2.01.08.05	Derivative contracts	54,385	4,282
2.01.08.06	Other	457,413	446,507
2.02	Noncurrent liabilities	6,335,301	6,493,036
2.02.01	Long-term liabilities	6,335,301	6,493,036
2.02.01.01	Loans and financing	3,367,094	3,024,312
2.02.01.01.01	Accrued interest on debts	42,003	26,278
2.02.01.01.02	Loans and financing	3,325,091	2,998,034
2.02.01.02	Debentures	1,927,681	2,213,947
2.02.01.03	Reserves	112,314	117,055
2.02.01.03.01	Reserve for contingencies	112,314	117,055
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	928,212	1,137,722
2.02.01.06.01	Employee pension plans	552,504	590,726
2.02.01.06.02	Taxes and social contributions payable	17,336	26,908
2.02.01.06.03	Deferred tariff gains variations	75,495	111,345
2.02.01.06.04	Derivative contracts	0	152,151
2.02.01.06.05	Other	282,877	256,592
2.02.02	Deferred income	0	0
2.03	Non-controlling shareholders’ interest	94,576	92,483
2.04	Shareholders’ equity	5,293,425	4,954,834

2.04.01	Capital	4,741,175	4,741,175
2.04.02	Capital reserves	16	16
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	0	0
2.04.04	Profit reserves	213,643	213,643
2.04.04.01	Legal reserves	213,643	213,643
2.04.04.02	Statutory reserves	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Accumulated profit	338,591	0
2.04.06	Advance for future capital increase	0	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30//2007	6 - 01/01/2007 to 09/30/2007
3.01	Operating revenues	3,521,309	10,642,446	3,626,665	10,377,980
3.02	Deductions from operating revenues	(1,132,231)	(3,458,511)	(1,222,832)	(3,596,752)
3.02.01	ICMS	(590,612)	(1,815,464)	(625,619)	(1,836,102)
3.02.02	PIS	(55,676)	(170,977)	(63,798)	(178,734)
3.02.03	COFINS	(256,690)	(787,348)	(291,424)	(815,841)
3.02.04	ISS	(664)	(2,059)	(560)	(1,134)
3.02.05	Global Reversal Reserve - RGR	(12,162)	(35,603)	(13,593)	(38,592)
3.02.06	Fuel Consumption Account - CCC	(90,857)	(274,584)	(103,259)	(358,307)
3.02.07	Energy Development Account - CDE	(102,751)	(303,948)	(101,533)	(295,812)
3.02.08	Research and Development and Energy Efficiency Programs	(22,815)	(68,514)	(23,035)	(72,188)
3.02.09	Emergency Charges (ECE/EAEE)	(4)	(14)	(11)	(42)
3.03	Net operating revenues	2,389,078	7,183,935	2,403,833	6,781,228
3.04	Cost of electric energy services	(1,543,677)	(4,799,175)	(1,435,025)	(3,997,904)
3.04.01	Electricity purchased for resale	(1,152,071)	(3,598,115)	(1,061,235)	(2,906,808)
3.04.02	Electricity network usage charges	(198,300)	(597,962)	(173,155)	(528,146)
3.04.03	Personnel	(75,335)	(227,185)	(65,599)	(190,624)
3.04.04	Employee pension plans	21,038	63,116	12,340	37,020
3.04.05	Material	(12,461)	(36,399)	(12,753)	(31,890)
3.04.06	Outsourced services	(24,943)	(101,590)	(37,637)	(94,258)
3.04.07	Depreciation and amortization	(87,461)	(256,247)	(84,605)	(254,822)
3.04.08	Other	(12,463)	(38,850)	(11,307)	(23,633)
3.04.09	Services Rendered to Third Parties	(1,681)	(5,943)	(1,074)	(4,743)
3.05	Gross operating income	845,401	2,384,760	968,808	2,783,324
3.06	Operating expenses/income	(304,053)	(893,564)	(289,298)	(854,039)

1 – Code	2 – Description	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30//2007	6 - 01/01/2007 to 06/30/2007
3.06.01	Sales and marketing	(66,605)	(181,352)	(63,983)	(169,955)
3.06.02	General and administrative	(83,681)	(267,130)	(85,544)	(245,492)
3.06.03	Financial	(138,262)	(397,047)	(123,852)	(387,043)
3.06.03.01	Financial income	130,476	324,972	99,041	277,696
3.06.03.02	Financial expenses	(268,738)	(722,019)	(222,893)	(664,739)
3.06.03.02.01	Goodwill amortization	(38,476)	(115,429)	(37,212)	(106,159)
3.06.03.02.02	Other financial expenses	(230,262)	(606,590)	(185,681)	(558,580)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(15,505)	(48,035)	(15,919)	(51,549)
3.06.05.01	Merged goodwill	(9,530)	(28,591)	(8,930)	(25,260)
3.06.05.02	Other operating expenses	(5,975)	(19,444)	(6,989)	(26,289)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	541,348	1,491,196	679,510	1,929,285
3.08	Nonoperating income (expense)	(13,627)	(19,775)	(9,635)	(14,799)
3.08.01	Income	3,561	11,905	(898)	5,107
3.08.02	Expenses	(17,188)	(31,680)	(8,737)	(19,906)
3.09	Income before taxes on income and minority interest	527,721	1,471,421	669,875	1,914,486
3.10	Income tax and social contribution	(164,716)	(530,958)	(218,374)	(599,118)
3.10.01	Social contribution	(43,830)	(141,784)	(58,903)	(158,890)
3.10.02	Income tax	(120,886)	(389,174)	(159,471)	(440,228)
3.11	Deferred income tax and social contribution	(22,033)	6,959	(20,529)	(41,810)
3.11.01	Deferred Social contribution	(6,343)	3,973	(1,874)	(18,850)
3.11.02	Deferred Income tax	(15,690)	2,986	(18,655)	(22,960)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0

1 – Code	2 – Description	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30//2007	6 - 01/01/2007 to 09/30/2007
3.14	Non-controlling shareholder's interest	(2,381)	(7,254)	(2,533)	(2,744)
3.15	Net income (loss) for the period	338,591	940,168	428,439	1,270,814
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,910,938	479,910,938	479,756,730	479,756,730
	EARNINGS PER SHARE (R$)	0.70553	1.95905	0.89303	2.64887
	LOSSES PER SHARE (R$)

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia Consolidated

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

Information (Consolidated)	Consolidated

	3rd Quarter	3rd Quarter		Nine months	Nine months
	2008	2007	Variation	2008	2007	Variation

GROSS REVENUE	3,521,309	3,626,665	-2.9%	10,642,446	10,377,980	2.5%
Electricity sales to final consumers	3,020,484	3,171,892	-4.8%	9,212,895	9,180,698	0.4%
Electricity sales to wholesaler	241,179	200,539	20.3%	663,275	485,641	36.6%
Other operating revenues	259,646	254,234	2.1%	766,276	711,641	7.7%
DEDUCTION FROM OPERATING REVENUE	(1,132,231)	(1,222,832)	-7.4%	(3,458,511)	(3,596,752)	-3.8%
NET OPERATING REVENUE	2,389,078	2,403,833	-0.6%	7,183,935	6,781,228	5.9%
ENERGY COST	(1,350,371)	(1,234,390)	9.4%	(4,196,077)	(3,434,954)	22.2%
Electricity purchased for resale	(1,152,071)	(1,061,235)	8.6%	(3,598,115)	(2,906,808)	23.8%
Electricity network usage charges	(198,300)	(173,155)	14.5%	(597,962)	(528,146)	13.2%
OPERATING COST/EXPENSE	(359,097)	(366,081)	-1.9%	(1,099,615)	(1,029,946)	6.8%
Personnel	(122,597)	(109,889)	11.6%	(376,694)	(313,841)	20.0%
Employee pension plan	21,038	12,582	67.2%	63,116	37,746	67.2%
Material	(15,313)	(14,823)	3.3%	(44,988)	(38,179)	17.8%
Outsourced Services	(86,200)	(92,457)	-6.8%	(258,472)	(244,815)	5.6%
Depreciation and Amortization	(92,810)	(92,676)	0.1%	(281,718)	(276,908)	1.7%
Merged Goodwill Amortization	(9,506)	(8,930)	6.5%	(28,595)	(25,260)	13.2%
Other	(53,709)	(59,888)	-10.3%	(172,264)	(168,689)	2.1%
INCOME FROM ELECTRIC UTILITY SERVICES	679,610	803,362	-15.4%	1,888,243	2,316,328	-18.5%
FINANCIAL INCOME (EXPENSE)	(138,262)	(123,852)	11.6%	(397,047)	(387,043)	2.6%
Income	130,476	99,041	31.7%	324,972	277,696	17.0%
Expenses	(268,738)	(222,893)	20.6%	(722,019)	(664,739)	8.6%
OPERATING INCOME	541,348	679,510	-20.3%	1,491,196	1,929,285	-22.7%
NON-OPERATING INCOME (EXPENSE)	(13,627)	(9,635)	41.4%	(19,775)	(14,799)	33.6%
Income	3,561	(898)	-496.5%	11,905	5,107	133.1%
Expenses	(17,188)	(8,737)	96.7%	(31,680)	(19,906)	59.1%
INCOME BEFORE TAX	527,721	669,875	-21.2%	1,471,421	1,914,486	-23.1%
Social Contribution	(50,173)	(60,777)	-17.4%	(137,811)	(177,740)	-22.5%
Income Tax	(136,576)	(178,126)	-23.3%	(386,188)	(463,188)	-16.6%
INCOME BEFORE
MINORITY INTEREST AND REVERSALS	340,972	430,972	-20.9%	947,422	1,273,558	-25.6%
Minority interest	(2,381)	(2,533)	-6.0%	(7,254)	(2,744)	164.4%
NET INCOME FOR THE PERIOD	338,591	428,439	-21.0%	940,168	1,270,814	-26.0%

EBITDA	744,880	880,218	-15.4%	2,108,411	2,563,207	-17.7%

Net Income for the Period and EBITDA Reconciliation (*)
NET INCOME FOR THE PERIOD	338,591	428,439	940,168	1,270,814

Employee Pension Plan	(21,038)	(12,582)	(63,116)	(37,746)
Depreciation and Amortization	102,316	101,606	310,313	302,168
Financial Income (Expense)	138,262	123,852	397,047	387,043
Social Contribution	50,173	60,777	137,811	177,740
Income Tax	136,576	178,126	386,188	463,188

EBITDA	744,880	880,218	2,108,411	2,563,207

(*)information not reviewed by the Independent Auditors

Gross Operating Revenue

The Gross Operating Revenue in the third quarter of 2008 was R$ 3,521,309, down in 2.9% (R$ 105,356) on the revenue obtained in the same period of the previous year.

The main factors that contributed to this change were:

a) A decrease of 5.8% (R$ 187,739) in energy supply billed, justified by the reduction of 7.6% in the average tariffs, partially offset by the increase of 1.9% in the quantity of energy billed.

b) The amortization of the subsidiary CPFL Paulista's RTE (R$ 70,465 in the third quarter of 2007), which since January 2008, as it relates to Parcel “A”, is recorded in Deductions from Operating Income, Cost of Electric Energy and Operating Cost/Expense.

c) An increase of 44.1% (R$ 43,314) in the supply of energy to other concessionaires and licensees, due mainly to the increase of 24.0% in the amount sold and to the price adjustments, basically as a result of the good performance of the commercialization sector.

• Quantity of Energy Sold

An increase of 19% was recorded in the quantity of energy billed to final consumers in the third quarter of 2008. The residential and commercial classes, which account for 44.3% of the energy sold to end users in the quarter and have the highest average tariffs, registered growth of 9.2% and 9.9% respectively, compared with the same quarter of the previous year, due to the high temperatures recorded in the period, salary increases and availability of credit.

The amount sold to the industrial class, which accounts for 40.0% of the energy billed, decreased by 4.3%, due mainly to the migration of consumers to the free market and the decrease in sales to the free customers of CPFL Brasil.

It should be noted that the increase in the energy billed in the period was also affected by differences in the schedule for reading meters, especially for the residential class. Eliminating this effect, the growth would be 1.1%, namely 6.0% for the residential class, which includes the effects of reclassification from the rural to the residential class, 8.7% to commercial classes, and a drop of 4.7% for the industrial class. The schedule effect is offset in the accounts in Supply not Billed, which decreased by R$ 53,012 in the period.

The total energy sales, taking into account the supply to end users and to concessionaires and licensees (bilateral agreements), increased by 4.1% in relation to the same quarter of the previous year (3.3% on the same schedule basis).

The expansion in CPFL Energia’s concession areas, which impacts both the supply billed and the collection of TUSD, was 6.8% compared to the same period of the previous year. On the same schedule basis, the increase was 5.8% .

• Tariffs

In the third quarter of 2008, the energy supply tariffs applied decreased by an average of 7.6%, mainly due to the impacts of the tariff adjustments of the subsidiaries:
• -17,21% for CPFL Paulista and 2.52% for RGE as from April 2008;
• -8,14% for CPFL Santa Cruz, -3,56% for CPFL Jaguari, -8,15% for CPFL Mococa, -1.45% for CPFL Leste Paulista and -7.11% for CPFL Sul Paulista, as from February 2008;
• -15,29% for CPFL Piratininga as from October 2007.

On the other hand, it should be noted that there was an improvement in the sales mix, mainly due to the increases of 9.2% and 9.9%, in residential and commercial consumption, respectively (which have higher tariffs) and a decrease of 4.3% in the industrial class consumption.

Deductions from Operating Revenue

Deductions from Operating Income in the third quarter of 2008 amounted to R$ 1,132,231, a reduction of 7.4% (R$ 90,601) in relation to the same quarter of 2007, as a result of:

a) A decrease of R$ 12,402 in the CCC sector charge.

b) Reduction of PIS and COFINS, due to recording of R$ 32,894, mainly to the R$ 32,894 recorded in the third quarter of the previous year in relation to amortization of the Regulatory Asset corresponding to the increase in the PIS and COFINS rate.

c) Decrease of R$ 35,007 in ICMS as a result of the reduction in the supply billed.

Cost of Electric energy

Cost of Electric Energy in the quarter totaled R$ 1,350,371, an increase of 9.4% (R$ 115,981) in relation to the same period of the previous year, due mainly to the impacts of the tariff adjustments and the increase in the amount of energy purchased (2.8%) .

Operating Costs and Expense

Operating costs and expenses in the quarter amounted to R$ 359,097, a reduction of 1.9% (R$ 6,984) compared to the same period of the previous year, mainly due to:

• Manageable Operating Expenses

Comprising costs for Personnel, Material, Third-party Services and Others, these expenses totaled R$ 277,819 in the quarter, a decrease of 0.3% (R$ 762), mainly as a result of:

• A reduction of 6.8% (R$ 6,257) in Outsourced Services, arising mainly from services related to the environment performed in 2007 for the generation projects;

• reduction of 10.3% (R$ 6,179) in Other Expenses, due mainly to reversal of the Provision for Doubtful Accounts;

• offset by the increase of 11.6% (R$ 12,708) in Personnel, due mainly to the 2008 Collective Agreement and the increase in the number of staff.

• Private Pension Plan

The Private Pension Plan produced income of R$ 21,038 in the quarter (R$ 8,456 more than in the same period of 2007). This was mainly to the expected return on the plan assets, as defined in the Actuarial Report prepared in December 2007.

Financial Income (Expense)

The net Financial Income (Expense) in the quarter was an expense of R$ 138,262, compared with R$ 123,852 in the same period of 2007, an increase of 11.6% (R$ 14,410), due mainly to:

a) An increase of R$ 10,217 in income from short-term financial investments;
b) An increase of R$ 23,841 in debt charges, mainly caused by the higher indebtedness of the subsidiaries CPFL Piratininga and RGE;
c) An increase of R$ 17,203 in the expense of monetary and exchange adjustments in relation to the subsidiary ENERCAN's loan from BID and the BNDES, in US$ and basket of currencies, respectively, due to appreciation of around 20% in the indexes in the quarter, as against devaluation of some 4% in the same period of 2007;
d) A decrease of R$ 15,247 in banking expense, due mainly to extinction of the CPMF charge;
e) The increase of R$ 30,478 in restatement of escrow deposits and monetary and exchange variations, mainly in relation to the subsidiary CPFL Paulista, with no effect on the result, since the subsidiary recorded similar amounts in financial expense as it has liabilities of the same amounts, with the same indexes.

Non-operating Income/Expense

Non-operating expense of R$ 13,627 was recorded in the quarter, compared with R$ 9,635 in the same period of 2007, an increase of 41.4% (R$ 3,992), due mainly to recognition of higher expenditures on projects for prospecting for new business.

Social Contribution and Income Tax

Taxes on income in the third quarter of 2008 totaled R$ 186,749, a decrease of 21.8% (R$ 52,154) in relation to the same quarter of 2007, mainly as a result of the reduction in pre-tax income.

Net income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 338,591, or 21.0% (R$ 89,848) less than in the same period of 2007.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution, income tax and extraordinary item) for the third quarter of 2008 was R$ 744,880, 15.4% (R$ 135,338) lower than the EBITDA for the same period of 2007.

09.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)

01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	32.02
COMMERCIAL, INDUSTRIAL AND OTHER		36,324,228			999,996

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	26.00
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,790			205,487,715,790

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	1.30
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565			2,998,565

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	7.91
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,896			53.031.258.896

05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	99.76	26.94
COMMERCIAL, INDUSTRIAL AND OTHER		807,168,578			807,168,578

10.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	10/25/2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	09/03/2007
9 - DUE DATE	09/03/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING	CDI + 0.45%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/03/2012

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the nine month-period ended September 30, 2008, as well as the three years ended December 31, 2007, 2006 and 2005.

	In millions of R$

		Year Ended December 31,

	Nine Months	2007	2006	2005

Distribution
CPFL Paulista	194	291	245	189
CPFL Piratininga	143	144	131	86
RGE	86	221	151	93
CPFL Santa Cruz	10	11	-	-
CPFL Jaguariúna	10	9	-	-

Total distribution	443	676	527	368
Generation	348	445	266	255
Commercialization	11	9	4	4
Other	3	2	-	-

Total	805	1,132	797	627

We plan to effect capital expenditure totaling approximately R$ 1,233 million in 2008 and approximately R$ 1,126 million in 2009. Of the total budgeted capital expenditure over this period, R$ 1,505 million is for distribution, R$ 815 million is for generation, R$ 0.4 million is for holding company and R$ 39 million is for commercialization.

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY

Additional information – New Market

Shareholders of CPFL Energia S/A holding more than 5% of the shares with voting rights, as of September 30, 2008:

	Common	Interest - %
Shareholders	Shares

VBC Energia S.A.	136,329,808	28.41
521 Participações S.A.	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65
BNDES Participações S.A.	27,465,653	5.72
Brumado Holdings S.A.	28,420,052	5.92
Board of directors	3,112	-
Executive officers	13,590	0.01
Other shareholders	77,731,485	16.19

Total	479,910,938	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, as of September 30, 2008 and 2007:

	September 30, 2008		September 30, 2007

	Common		Common
Shareholders	Shares	%	Shares	%

Controlling shareholders	347,114,888	72.33	349,784,397	72.91
Administrator
Executive officers	13,590	0.00	30,795	0.01
Board of directors	3,112	0.00	3,112	0.00
Fiscal Council	0	0.00	0	0.00

Other shareholders – Free float	132,779,348	27.67	129,938,426	27.08

Total	479,910,938	100.00	479,756,730	100.00

Shareholders of VBC Energia S/A holding more than 5% of common shares (with voting rights), up to the individuals level, as of September 30, 2008.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a) Votorantim Energia Ltda	1,100,652	30.31	47,018	33.33	1,147,670	30.42
(b) Camargo Corrêa Energia S.A.	1,100,652	30.31	47,018	33.33	1,147,670	30.42
(c) Atila Holdings S.A.	550,326	15.15	23,510	16.67	573,836	15.21
(d) Camargo Corrêa S.A.	550,326	15.15	23,512	16.67	573,838	15.21
Other Shareholders	329,899	9.08	3	0.00	329,902	8.74
Total	3,631,855	100.00%	141,061	100.00	3,772,916	100.00

(a) Votorantim Energia Ltda

Shareholders	Quotas	%
(e) Votorantim Investimentos Industriais S.A.	228,617,352	70.28
(f) Companhia Brasileira de Alumínio	70,827,862	21.77
(g) Santa Cruz Geração de Energia S.A.	25,855,977	7.95
Total	325,301,191	100.00

(b) Camargo Corrêa Energia S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(h) Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,853	100.00	1,037,713	100.00
Other Shareholders	0	0.00	7	0.00	7	0.00
Total	518,860	100.00	518,860	100.00	1,037,720	100.00

(c) Atila Holdings S/A

Shareholders	Common Shares	%
(e) Votorantim Investimentos Industriais S.A.	43,888,284	100.00
Total	43,888,284	100.00

(d) Camargo Corrêa S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(i) Participações Morro Vermelho S.A.	48,940	99.99	93,099	100.00	142,039	100.00

Other Shareholders	6	0.01	1	0.00	7	0.00
Total	48,946	100.00	93,100	100.00	142,046	100.00

(e) Votorantim Investimentos Industriais S.A.

Shareholders	Common Shares	%
(j) Votorantim Participações S.A.	11,165,582,998	100.00
Other Shareholders	2	0.00
Total	11,165,583,000	100.00

(f) Companhia Brasileira de Alumínio

Shareholders	Common Shares	%
(e) Votorantim Investimentos Industriais S.A.	765,534,496	99.76
Other Shareholders	1,874,557	0.24
Total	767,409,053	100.00

(g) Santa Cruz Geração de Energia S.A.

Shareholders	Common Shares	%
(f) Companhia Brasileira de Alumínio	42,105,504	100.00
Other Shareholders	6	0.00
Total	42,105,510	100.00

(h) Camargo Corrêa Investimentos em Infra-Estrutura S.A.

Shareholders	Common Shares	%
(d) Camargo Corrêa S.A.	526,206,813	100.00
Other Shareholders	7	0.00
Total	526,206,820	100.00

(i)  Participações Morro Vermelho S.A.

Shareholders	Common Shares	%
Rosana Camargo Arruda Botelho	4,882,646	33.34
Renata Camargo Nascimento	4,882,646	33.33
Regina Camargo Pires Oliveira Dias	4,882,644	33.33

Other Shareholders	191	0.00
Total	14,648,127	100.00%

(j) Votorantim Participações S.A.

Shareholders	Common Shares	%
(k) Hejoassu Administração S.A.	5,304,772,480	98.59
Other Shareholders	76,106,493	1.41
Total	5,380,878,973	100.00

(k) Hejoassu Administração S.A.

Shareholders	Common Shares	%
(l) JEMF Participações S.A.	400,000	25.00
(m) AEM Participações S.A.	400,000	25.00
(n) ERMAN Participações S.A.	400,000	25.00
(o) MRC Participações S.A.	400,000	25.00
Total	1,600,000	100.00

(l) JEMF Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
José Ermírio de Moraes Neto	228,243,033	33.33	0	0.00	228,243,033	33.33
José Roberto Ermírio Moraes	228,243,033	33.33	0	0.00	228,243,033	33.33
Neide Helena de Moraes	228,243,034	33.34	0	0.00	228,243,034	33.34
(m) AEM Participações S.A.	0	0.00	300	33.33	300	0.00
(n) ERMAN Participações S.A.	0	0.00	300	33.34	300	0.00
(o) MRC Participações S.A.	0	0.00	300	33.33	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

(m) AEM Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Antonio Ermírio de Moraes holds the voting rights in relation to all his common shares	684,729,100	100.00	0	0.00	684,729,100	100.00
(l) JEMF Participações S.A.	0	0.00	300	33.33	300	0.00
(n) ERMAN Participações S.A.	0	0.00	300	33.33	300	0.00
(o) MRC Participações S.A.	0	0.00	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

(n) ERMAN Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Ermírio Pereira de Moraes holds the voting rights in relation to all his common shares	684,729,100	100.00	0	0.00	684,729,100	100.00
(l) JEMF Participações S.A.	0	0.00	300	33.33	300	0.00
(m) AEM Participações S.A.	0	0.00	300	33.33	300	0.00
(o) MRC Participações S.A.	0	0.00	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

(o) MRC Participações S.A.

Shareholders	CommonShares	%	Preferred Shares	%	TOTAL	%
Maria Helena Moraes Scripilliti holds the voting rights in relation to all her common shares	684,729,100	100.00	0	0.00	684,729,100	100.00
(l)JEMF Participações S.A.	0	0.00	300	33.33	300	0.00
(m) AEM Participações S.A.	0	0.00	300	33.33	300	0.00
(n) ERMAN Participações S.A.	0	0.00	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Shareholder’s composition of 521 Participações S.A. holding more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2008.

Shareholders	Common Shares	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,592	15.70
Fundo Mutuo de Investimento em Ações BB - Free Portfolio I	2,027,402	84.30
Other Shareholders	6	0.00
Total	2,405,000	100.00

Shareholders of Bonaire Participações S.A. holding more than 5% of common shares (with voting rights), up to the individuals level, as of September 30, 2008.

Shareholders	Common Shares	%
Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00
Other Shareholders	6	0.00
Total	66,728,878	100.00

Shareholders of BRUMADO HOLDINGS S.A. holding more than 5% of common shares (with voting rights), up to the individuals level, as of September 30, 2008.

Shareholders	Common Shares	%
(a) Antares Holding Ltda	980,527,791	100.00
Other Shareholders	1	0.00
Total	980,527,792	100.00

(a) Antares Holding Ltda

Shareholders	Quotas	%
(b) Bradespar S.A.	274,546,567	100.00
Other Shareholders	1	0.00
Total	274,546,568	100.00

(b) Bradespar S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c)Cidade de Deus Cia Cial de Participações	44,883,224	36.59	300,960	0.13	45,184,184	12.92
Fundação Bradesco	18,179,304	14.82	2,210,984	0.97	20,390,288	5.83
Hedging Griffo (Fundos)	6,323,980	5.16	17,632,268	7.77	23,956,248	6.85
(d) NCF Participações S.A.	23,767,944	19.38	-	0.00	23,767,944	6.80
Fundo de Pensões do Banco Espirito Santo	6,620,432	5.40	-	0.00	6,620,432	1.89
Schroder (Fundos)	-	-	15,132,316	6.67	15,132,316	4.33
BlackRock, Inc.	-	-	12,541,200	5.52	12,541,200	3.59
Other Shareholders	22,889,620	18.65	179,207,168	78.94	202,096,788	57.79
Total	122,664,504	100.00	227,024,896	100.00	349,689,400	100.00

(c) Cidade de Deus Cia Cial de Participações

Shareholders	Common Shares	%
(e) Nova Cidade de Deus Participações S.A.	2,666,400,460	44.84
Fundação Bradesco	1,971,462,964	33.15
Lia Maria Aguiar	424,869,425	7.14
Lina Maria Aguiar	505,373,186	8.50
Other Shareholders	378,780,409	6.37
Total	5,946,886,444	100.00

(d) NCF Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundação Bradesco	132,346,199	25.13	469,390,527	100.00	601,736,726	60.41
(c) Cidade de Deus Cia Cial de Participações	393,537,013	74.72	-	-	393,537,013	39.51
(e) Nova Cidade de Deus Participações S.A.	787,932	0.15	-	-	787,932	0.08
Total	526,671,144	100.00	469,390,527	100.00	996,061,671	100.00

(e) Nova Cidade de Deus Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundação Bradesco	104,444,477	46.30	239,026,439	98.35	343,470,916	73.29
(f) Elo Participações e Investimentos S.A.	121,129,551	53.70	0	0.00	121,129,551	25.85
Caixa Beneficiente Fund. do Bradesco	0	0	4,014,708	1.65	4,014,708	0.86
Total	225,574,028	100.00	243,041,147	100.00	468,615,175	100.00

(f) Elo Participações S.A.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	10,194,242	6.33	-	0.00	10,194,242	4.43
Other Shareholders	150,956,300	93.67	69,006,686	100.00	219,962,986	95.57
Total	161,150,542	100.00	69,006,686	100.00	230,157,228	100.00

Shareholders of BNDES Participações S.A. holding more than 5% of common shares (with voting rights), up to the individuals level, as of September 30, 2008.

Shareholders	Common Shares	%
Banco Nacional de Desenv.Econômico e Social (1)	1	100.00
Total	1	100.00

(1) State agency – Brazilian Federal.

The quantity of shares are expressed in units

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitratoin Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

Social Report / Nine-month period ended September 2008 and 2007 (*)

Company: CPFL ENERGIA S.A.

1 - Calculation Basis	9 month-period ended September 2008 Value (R$ thousand)			9 month-period ended September 2007 Value (R$ thousand)

Net Revenues (NR)			7,183,935			6,781,228

Operating Result (OR)			1,491,196			1,929,285

Gross Payroll (GP)			327,442			304,076

2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Valor (000)	% of GP	% of NR

Food	26,168	7.99%	0.36%	22,072	7.26%	0.33%

Mandatory payroll taxes	86,889	26.54%	1.21%	76,608	25.19%	1.13%

Private pension plan	18,471	5.64%	0.26%	15,087	4.96%	0.22%

Health	22,435	6.85%	0.31%	15,941	5.24%	0.24%

Occupational safety and health	1,696	0.52%	0.02%	1,650	0.54%	0.02%

Education	1,532	0.47%	0.02%	1,370	0.45%	0.02%

Culture	0	0.00%	0.00%	0	0.00%	0.00%

Trainning and professional developmen	5,746	1.75%	0.08%	4,694	1.54%	0.07%

Day-care / allowance	681	0.21%	0.01%	567	0.19%	0.01%

Profit / income sharing	28,169	8.60%	0.39%	24,049	7.91%	0.35%

Others	3,417	1.04%	0.05%	4,244	1.40%	0.06%

Total - internal social indicators	195,205	59.61%	2.72%	166,282	54.68%	2.45%

3 - External Social Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR

Education	1,591	0.11%	0.02%	13	0.00%	0.00%

Culture	6,220	0.42%	0.09%	7,446	0.39%	0.11%

Health and sanitation	418	0.03%	0.01%	668	0.03%	0.01%

Sport	16	0.00%	0.00%	10	0.00%	0.00%

Hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%

Others	1,850	0.12%	0.03%	1,037	0.05%	0.02%

Total contributions to society	10,095	0.68%	0.14%	9,173	0.48%	0.14%

Taxes (excluding payroll taxes)	3,138,797	210.49%	43.69%	3,440,554	178.33%	50.74%

Total - external social indicators	3,148,892	211.17%	43.83%	3,449,727	178.81%	50.87%

4 - Environmental Indicators	Valor (000)	% of OR	% of NR	Valor (000)	% of OR	% of NR

Investments relalated to company production / operatio	31,456	2.11%	0.44%	30,223	1.57%	0.45%

Investments in external programs and/or project	20,595	1.38%	0.29%	27,894	1.45%	0.41%

Total environmental investments	52,052	3.49%	0.72%	58,117	3.01%	0.86%

Regarding the establishment of "annual targets" to minimize residues, the consumption in production / operation and increase efficiency in the use of natural resources, the company	( ) do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			() do not have targets ( ) fulfill from 51 to 75% ( ) fulfill from 0 to 50% (x) fulfill from 76 to 100%

5 - Staff Indicators	9 month-period 2008			9 month-period 2007

N° of employees at the end of period	7,112			6,946

N° of employees hired during the period	660			228

N° of outsourced employees	6,072			6,989

N° of interns	226			175

N° of employees above 45 years age	1,637			1,614

N° of women working at the company	1,199			1,128

% of management position occupied by women	10.14%			9.95%

N° of Afro-Brazilian employees working at the compan	652			524

% of management position occupied by Afro-Brazilian employee	0.61%			0.50%

N° of employees with disabilities	299			206

6 - Relevant information regarding the exercise of corporate citizenship	3rd Quarter 2008			3rd Quarter 2007

Ratio of the highest to the lowest compensation at company	77.87			80.67

Total number of work-related accidents	16			22

Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees

Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa

Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follow OIT

The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees

The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees

In the selection of suppliers, the same ethical standards and social / environmenta responsibilities adopted by the company:	( ) are not considered	( ) are suggested	(X) are required	( ) are not considered	( ) are suggested	(X) are not considered

Regarding the participation of employees in voluntary work programs, th company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organize and motivates

Total number of customer complaints and criticisms:	in the company 536,499	in Procon 591	in the Courts 983	in the company 611,717	in Procon 1,077	in the Courts 1,299

% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 40.39%	in the company 100%	in Procon 100%	in the Courts 52.33%

Total value-added to distribute (R$ 000):	Nine-month-period 2008: 5,412,537			Nine-month-period 2007: 5,891,206

Value-Added Distribution (VAD):	66.72% government 4.61% employees 11.11% shareholders 11.30% third parties 6.26% retained			67.20% government 3.80% employees 14.30% shareholders 7.40% third parties 7.30% retained

7 - Other Information

Consolidated informations
In the financial items were utilized the percentage of share paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewt by the Independent Auditors

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors’ review report

To
The Shareholders and Directors
CPFL Energia S.A.
São Paulo - SP

1  We have reviewed the accompanying quarterly financial information individual and consolidated of CPFL Energia S.A. as of and for the quarter ended September 30, 2008, comprising the balance sheet, and the statements of income, cash flows and added value, the performance reports and relevant information, prepared under the responsibility of the Company’s Management.

2  The quarterly financial information of the jointly-owned indirect subsidiary BAESA - Energética Barra Grande S.A. as of September 30, 2008 was reviewed by other independent auditors, who issued a non qualified special review report on October 13, 2008. CPFL Energia S.A. values its indirect interest in BAESA - Energética Barra Grande S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of September 30, 2008, the balance of this investment is R$ 140,577 thousand, and the equity in income of subsidiaries and associated companies of this investment in the net income for this three-month period is a profit of R$ 94 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 373,239 thousand as of September 30, 2008. Our report, in relation to the amounts generated by this company during the aforementioned three-month period is based exclusively on the report of the review conducted by the independent auditors of BAESA - Energética Barra Grande S.A.

3  Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

4  Based on our special review and the review report issued by other independent auditors, we are not aware of any material modifications that should be made to the quarterly financial information mentioned in paragraph 1 for it to be in conformity with the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory quarterly financial information, including the CVM instruction 469/08.

5  As described in Note 29, Law 11638 was published on December 28, 2007, applicable as from January 1, 2008. This Law amended, revoked and introduced new provisions to Law 6404/76 (Corporation Law) and has introduced changes in accounting practices adopted in Brazil. Although the aforementioned Law has already come into force, some of its changes introduced depend on regulation by regulatory agencies, in order to be applied by the companies. Even so, as mentioned in Note 29, the Company, exclusively for compliance with the provisions contained in CVM Instruction 469 dated as of May 2, 2008, analyzed the impacts caused by Law 11638/2007 in its financial statements for the quarter ended September 30, 2008, comparatively with the same period of 2007, and no significant effects were identified. Therefore, the aforementioned accounting information was prepared in accordance with specific instructions of CVM exclusively for compliance with the provisions contained in CVM Instruction 469 dated May 2, 2008, and do not consider the amendments in the accounting practices introduced by Law 11638/2007 which have not been regulated yet.

6  As mentioned in Note 3, item (b.2) to the quarterly financial information, as result of the second periodical tariff review and annual tariff adjustment rate established on the concession agreement, the Brazilian Electricity Agency (ANEEL) ratified, on a temporary basis, the percentage to be applied to the tariffs of its directs subsidiaries, Companhia Piratininga de Força e Luz, Companhia Paulista de Força e Luz, Rio Grande Energia S.A. and Companhia Luz e Força Santa Cruz and its indirect subsidiaries of CPFL Jaguariuna group, Companhia Paulista de Energia Elétrica, Companhia Sul Paulista de Energia Elétrica, Companhia Jaguari de Energia and Companhia Luz e Força Mococa. The possible effects resulting from this final review, if any, will be recorded in the Company’s equity and financial position in subsequent periods.

October 24, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça
Accountant CRC 1SP125991/O-0

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2008, filed with the CVM (Brazilian Securities Commission).

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of September 30, 2008, filed with the CVM (Brazilian Securities Commission).

Subsidiary
CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30//2007	6 - 01/01/2007 to 09/30/2007
3.01	Operating revenues	542,184	1,445,228	485,457	1,394,518
3.02	Deductions from operating revenues	(77,937)	(217,441)	(69,115)	(195,666)
3.02.01	ICMS	(29,032)	(87,417)	(25,393)	(68,868)
3.02.02	PIS	(8,663)	(22,995)	(7,753)	(22,521)
3.02.03	COFINS	(39,909)	(105,917)	(35,717)	(103,740)
3.02.04	ISS	(333)	(1,112)	(252)	(537)
3.03	Net operating revenues	464,247	1,227,787	416,342	1,198,852
3.04	Cost of sales and/or services	(371,581)	(1,014,651)	(326,002)	(909,185)
3.04.01	Electricity purchased for resale	(364,556)	(990,289)	(318,224)	(891,343)
3.04.02	Electricity network usage charges	-	(430)	-	-
3.04.03	Material	(248)	(1,635)	(704)	(1,553)
3.04.04	Outsourced services	(6,777)	(22,297)	(7,074)	(16,289)
3.05	Gross operating income	92,666	213,136	90,340	289,667
3.06	Operating expenses/income	2,952	(13,060)	(2,325)	(8,830)
3.06.01	Sales and Marketing	(4,436)	(14,946)	(4,863)	(13,443)
3.06.02	General and administrative	(76)	(3,835)	(54)	(166)
3.06.03	Financial	7,464	5,721	2,592	4,779
3.06.03.01	Financial income	6,827	14,399	4,378	11,693
3.06.03.02	Financial expenses	637	(8,678)	(1,786)	(6,914)
3.06.03.02.01	Goodwill amortization	(2)	(8)	(2)	(8)
3.06.03.02.02	Other financial expenses	639	(8,670)	(1,784)	(6,906)

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.01 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30//2007	6 - 01/01/2007 to 09/30/2007
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	95,618	200,076	88,015	280,837
3.08	Nonoperating income (expense)	9	9	(161)	(161)
3.08.01	Income	9	9	55	55
3.08.02	Expenses	0	0	(216)	(216)
3.09	Income before taxes on income and minority interest	95,627	200,085	87,854	280,676
3.10	Income tax and social contribution	(26,336)	(81,190)	(28,947)	(93,119)
3.10.01	Social contribution	(7,032)	(21,675)	(7,737)	(24,765)
3.10.02	Income tax	(19,304)	(59,515)	(21,210)	(68,354)
3.11	Deferred income tax and social contribution	(4,313)	19,068	270	270
3.11.01	Social contribution	(1,142)	5,030	91	91
3.11.02	Income tax	(3,171)	14,038	179	179
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.15	Net income (loss) for the period	64,978	137,963	59,177	187,827
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	2,998,565	2,998,565
	EARNINGS PER SHARE	21.66970	46.00967	19.73511	62.63896
	LOSS PER SHARE

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Gross Revenue

Gross Revenue for the third quarter of 2008, which includes the operations of the subsidiaries CLION, Sul Geradora and Cone Sul, was R$ 542,184, an increase of R$ 56,727 (11.7%) in relation to the same quarter of 2007, explained mainly by the increase of 6.9% in the volume of energy sold.

Net Income and EBITDA

Net income of R$ 64,978 was recorded in the third quarter of 2008, an increase of R$ 5,801 (9.8%), compared with the same quarter of 2007. The increase was due mainly to: i) an increase of R$ 3,055 in EBITDA for the period; ii) the positive effect of R$ 4,872 recorded in Financial Income (Expense); and iii) the CSLL and IRPJ tax effects, amounting to R$ 2,695, of the events mentioned above.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the third quarter of 2008 was R$ 88,705, 3.6% higher than the R$ 85,650 recorded in the same quarter of 2007 (information not reviewed by the Independent Auditors).

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2008, filed with the CVM (Brazilian Securities Commission).

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of September 30, 2008, filed with the CVM (Brazilian Securities Commission).

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	7
04	01	NOTES TO THE INTERIM FINANCE STATEMENTS	10
05	01	COMMENTS ON PERFORMANCE IN THE QUARTER	59
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	60
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	61
07	01	CONSOLIDATED INCOME STATEMENT	63
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	66
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	70
10	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES	71
15	01	INVESTMENTS	72
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	73
17	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	82
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	84
		COMPANHIA PAULISTA DE FORÇA E LUZ – CPFL
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	85
		CPFL GERAÇÃO DE ENERGIA S.A.
18	01	INCOME STATEMENT OF SUBSIDIARIES	86
		CPFL COMERCIALIZAÇÃO BRASIL LTDA
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	88
		CPFL COMERCIALIZAÇÃO BRASIL LTDA
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	89
		COMPANHIA PIRATININGA DE FORÇA E LUZ
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	90
		RIO GRANDE ENERGIA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 05, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.